As filed with the Securities and Exchange Commission on November 13, 2006
Registration No. 333-124858
462(b) Registration No. 333-134506

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mariner Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1311	86-0460233
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Briar Lake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, Texas 77042
(713) 954-5500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Teresa Bushman
Senior Vice President and General Counsel
Mariner Energy, Inc.
One Briar Lake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, Texas 77042
(713) 954-5505
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Kelly B. Rose Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, Texas 77002 (713) 229-1796	Brian J. Lynch, Esq. Robert A. Welp, Esq. Hogan & Hartson L.L.P. 8300 Greensboro Drive, Suite 1100 McLean, Virginia 22102 (703) 610-6100

Approximate date of commencement of proposed sale to the public:   From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement incorporates by reference the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, as filed with the Securities and Exchange Commission on November 13, 2006, and the Registrant’s Current Reports on Form 8-K as filed with the Securities and Exchange Commission on August 17, 2006, October 4, 2006, October 11, 2006 and October 18, 2006.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

Registration No. 333-124858
462(b) Registration No. 333-134506
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED NOVEMBER 13, 2006

PROSPECTUS

35,615,400 Shares
Common Stock

This prospectus relates to up to 35,615,400 shares of the common stock of Mariner Energy, Inc., which may be offered for sale by the selling stockholders named in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in private equity placements. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted.

We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling stockholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly from the selling stockholders or alternatively through underwriters or broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. Because all of the shares being offered under this prospectus are being offered by selling stockholders, we cannot currently determine the price or prices at which our shares of common stock may be sold under this prospectus. Shares of our common stock are listed on the New York Stock Exchange under the symbol “ME.” On November 8, 2006, the closing price of our common stock as reported on the New York Stock Exchange was $19.88 per share. Please read “Plan of Distribution.”

Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 18 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference herein, for a discussion of certain risk factors that you should consider before investing in our common stock.

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November   , 2006.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this document. Our business, financial condition, results of operations and prospects may have changed since that date. Any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

Upon completion of this offering, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and internet site of the SEC referred to above.

We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Please read “Incorporation by Reference.” You should only rely on the information contained in this prospectus and incorporated by reference in it. We have not authorized anyone to provide you with any additional information.

(i)

INCORPORATION BY REFERENCE

We are incorporating by reference into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934, as amended):

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 31, 2006, except for (i) the consolidated financial statements of Mariner Energy, Inc. as of December 31, 2005, December 31, 2004 (Post-2004 Merger), December 31, 2003 (Pre-2004 Merger) and for the period from January 1, 2004 through March 2, 2004 (Pre-2004 Merger), for the period from March 3, 2004 through December 31, 2004 (Post-2004 Merger), and for each of the two years in the period ended December 31, 2003 which are superseded by the consolidated financial statements of Mariner Energy, Inc. as of December 31, 2005, December 31, 2004 (Post-2004 Merger), December 31, 2003 (Pre-2004 Merger) and for the period from January 1, 2004 through March 2, 2004 (Pre-2004 Merger), for the period from March 3, 2004 through December 31, 2004 (Post-2004 Merger), and for each of the two years in the period ended December 31, 2003 contained in this prospectus, and (ii) the report of Deloitte & Touche LLP dated March 30, 2006 relating to such financial statements which is superseded by the report of Deloitte & Touche LLP dated March 30, 2006 (September 18, 2006 as to Note 13) contained in this prospectus;

•	Our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the SEC on May 12, 2006;

•	Our quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on August 11, 2006;

•	Our quarterly report on Form 10-Q for the quarterly period ended September 30, 2006, filed with the SEC on November 13, 2006; and

•	Our current report on Form 8-K/A filed with the SEC on March 31, 2006 and our current reports on Form 8-K filed with the SEC on April 4, 2006, April 13, 2006, April 25, 2006, May 3, 2006, May 10, 2006, June 9, 2006, June 29, 2006, July 18, 2006, August 7, 2006, August 17, 2006, October 4, 2006, October 11, 2006 and October 18, 2006.

Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference in this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

Mariner Energy, Inc.
One BriarLake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, Texas 77042
Telephone Number: (713) 954-5500
Attention: General Counsel

(ii)

SUMMARY

This summary highlights information contained herein and incorporated by reference in this prospectus. It is not complete and does not contain all of the information you may wish to consider before investing in the shares. We urge you to read this entire prospectus and the information incorporated herein by reference carefully, including the “Risk Factors” beginning on page 18 of our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein and the financial statements incorporated by reference in this prospectus. References to “Mariner,” “the Company,” “we,” “us,” and “our” refer to Mariner Energy, Inc. The estimates of our proved reserves as of December 31, 2005, 2004 and 2003 included or incorporated by reference in this prospectus are based on reserve reports prepared by Ryder Scott Company, L.P., independent petroleum engineers (“Ryder Scott”). We have provided definitions for some of the industry terms used in this prospectus in the “Glossary of Oil and Natural Gas Terms” beginning on page 29 of this prospectus. References to “pro forma” and “on a pro forma basis” mean on a pro forma basis, giving effect to our merger with Forest Energy Resources, Inc. which was completed on March 2, 2006, as if this merger had occurred on the applicable date of determination or on the first day of the applicable period. The unaudited pro forma information incorporated by reference in this prospectus has been derived from and should be read together with the historical consolidated financial statements of Mariner and the statements of revenues and direct operating expenses of the Forest Gulf of Mexico operations. The statements of revenues and direct operating expenses of the Forest Gulf of Mexico operations do not include all of the costs of doing business. The pro forma information is for illustrative purposes only. The financial results may have been different had the Forest Gulf of Mexico operations been an independent company and had the companies always been combined. You should not rely on the pro forma financial information as being the historical results that would have been achieved had the merger occurred in the past or the future financial results that Mariner will achieve after the merger.

Our Company

Mariner Energy, Inc. is an independent oil and gas exploration, development and production company with principal operations in the Gulf of Mexico, both shelf and deepwater, and in West Texas. Our management has significant expertise and a successful operating track record in these areas. In the three-year period ended December 31, 2005, we added approximately 280 Bcfe of proved reserves and produced approximately 100 Bcfe, while deploying approximately $475 million of capital on acquisitions, exploration and development.

Our primary operating strategy is to generate high-quality exploration and development projects, which enables us to add value through the drill bit. Our expertise in project generation also facilitates our participation in high-quality projects generated by other operators. We will also pursue acquisitions of producing assets that have the potential to provide acceptable risk-adjusted rates of return and further reserve additions through exploration, exploitation, and development opportunities. We target a balanced exposure to development, exploitation and exploration opportunities, both offshore and onshore and seek to maintain a moderate risk profile.

On March 2, 2006, we completed a merger transaction with Forest Energy Resources, Inc., which we refer to as Forest Energy Resources. As a result of this merger, we acquired the offshore Gulf of Mexico operations of Forest Oil Corporation (NYSE: FST), which we refer to as the Forest Gulf of Mexico operations. We refer to Forest Oil Corporation as Forest.

As of December 31, 2005, we had 338 Bcfe of estimated proved reserves, of which approximately 62% were natural gas and 38% were oil and condensate, and 50% of which were proved developed. Pro forma for the merger transaction, as of December 31, 2005, we had 644 Bcfe of estimated proved reserves, of which approximately 68% were natural gas and 32% were oil and condensate, and 56% of which were proved developed. Our production for 2005 was approximately 29 Bcfe, or 80 MMcfe per day on average, and 95 Bcfe, or 260 MMcfe per day on average, pro forma for the merger.

The following table sets forth certain information with respect to our estimated proved reserves, production and acreage by geographic area as of December 31, 2005. Reserve volumes and values were determined under the method prescribed by the SEC which requires the application of period-end prices and costs held constant throughout the projected reserve life. Proved reserve estimates do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The proved reserve estimates represent our net revenue interest in our properties. The reserve information for Mariner as of December 31, 2005 is based on estimates made in a reserve report prepared by Ryder Scott Company, L.P., independent petroleum engineers (“Ryder Scott”).

					Production for
	Estimated Proved				Year Ended
	Reserve Quantities				December 31,
		Natural		Total	2005
	Oil	Gas	Total	Net	(Natural Gas
Geographic Area	(MMbbls)	(Bcf)	(Bcfe)	Acreage	Equivalent (Bcfe))

West Texas Permian Basin	16.7	105.5	205.5	31,199	6.6
Gulf of Mexico Deepwater(1)	4.7	83.2	111.1	185,271	11.8
Gulf of Mexico Shelf(2)	0.3	19.0	21.0	124,180	10.7

Total	21.7	207.7	337.6	340,650	29.1
Proved Developed Reserves	9.6	110.0	167.4

(1)	Deepwater refers to water depths greater than 1,300 feet (the approximate depth of deepwater designation for royalty purposes by the U.S. Minerals Management Service).

(2)	Shelf refers to water depths less than 1,300 feet and includes an insignificant amount of Gulf Coast onshore properties.

The following table sets forth certain information with respect to our pro forma estimated proved reserves, production and acreage by geographic area as of December 31, 2005. The reserve information as of December 31, 2005 for the Forest Gulf of Mexico operations is based on estimates made by internal staff engineers of Forest, which estimates were audited by Ryder Scott. This information is presented on a pro forma basis, giving effect to our merger with Forest Energy Resources as though it had been consummated on December 31, 2005. We consummated the merger on March 2, 2006.

					Pro Forma
	Pro Forma				Production for
	Estimated Proved				Year Ended
	Reserve Quantities			Pro Forma	December 31,
		Natural		Total	2005
	Oil	Gas	Total	Net	(Natural Gas
Geographic Area	(MMbbls)	(Bcf)	(Bcfe)	Acreage	Equivalent (Bcfe))

West Texas Permian Basin	16.7	105.5	205.5	31,199	6.6
Gulf of Mexico Deepwater(1)	4.8	95.7	124.5	241,320	14.0
Gulf of Mexico Shelf(2)	12.7	237.6	313.7	652,086	74.3

Total	34.2	438.8	643.7	924,605	94.9
Proved Developed Reserves	18.4	252.1	362.3

(1)	Deepwater refers to water depths greater than 1,300 feet (the approximate depth of deepwater designation for royalty purposes by the U.S. Minerals Management Service).

(2)	Shelf refers to water depths less than 1,300 feet and includes an insignificant amount of Gulf Coast onshore properties.

Our Strategy and Our Competitive Strengths

Our Strategy

The principal elements of our operating strategy include:

Generate and pursue high-quality prospects.  We expect to continue our strategy of growth through the drill bit by continuing to identify and develop high-impact shelf, deep shelf and deepwater projects in the Gulf of Mexico. Our technical team has significant expertise in, and a successful track record of achieving growth by, generating prospects internally and selectively participating in prospects generated by other operators. We believe the Gulf of Mexico is an area that offers substantial growth opportunities, and our acquisition of the Forest Gulf of Mexico operations has more than doubled our existing undeveloped acreage position in the Gulf, providing numerous additional exploration, exploitation and development opportunities.

Maintain a moderate risk profile.  We seek to manage our risk profile by targeting a balanced exposure to development, exploitation and exploration opportunities. For example, we intend to continue to develop and seek to expand our West Texas asset base which contributes stable cash flows and long-lived reserves to our portfolio as a counterbalance to our high-impact, high-production Gulf of Mexico assets. We also seek to mitigate and diversify our risk in drilling projects by selling partial or entire interests in projects to industry partners or by entering into arrangements with industry partners in which they agree to pay a disproportionate share of drilling costs and compensate us for expenses incurred in prospect generation. We also enter into trades or farm-in transactions whereby we acquire interests in third-party generated prospects, thereby gaining exposure to a greater number of prospects. We expect more opportunities to participate in these prospects in the future as a result of our larger scale and increased cash flow from the Forest Gulf of Mexico operations.

Pursue opportunistic acquisitions.  Until 2005, we grew our reserves primarily through the drill bit. In 2005 we added significant proved reserves primarily through acquisitions in West Texas and subsequently in March 2006, through the acquisition of the Forest Gulf of Mexico operations. As part of our growth strategy, we will seek to continue to acquire producing assets that have the potential to provide acceptable risk-adjusted rates of return and further reserve additions through exploration, exploitation and development opportunities.

Our Competitive Strengths

We believe our core resources and strengths include:

Our high-quality assets with geographic and geological diversity.  Our assets and operations are diversified among the Gulf of Mexico shelf, deep shelf and deepwater, and West Texas. Our asset portfolio provides a balanced exposure to long-lived West Texas reserves, Gulf of Mexico shelf growth opportunities and high-impact deepwater prospects.

Our large inventory of prospects.  We believe we have significant potential for growth through the development of our existing asset base. The acquisition of the Forest Gulf of Mexico operations more than doubled our existing undeveloped acreage position in the Gulf of Mexico to approximately 450,000 net acres and increased our total net leasehold acreage offshore to nearly one million acres, providing numerous exploration, exploitation and development opportunities. As of September 30, 2006, we have an inventory of approximately 890 drilling locations in West Texas, which we believe would require approximately six years to drill at our current rate. These include approximately 430 locations pertaining to 98 Bcfe of estimated net proved undeveloped reserves and approximately 460 other locations.

Our successful track record of finding and developing oil and gas reserves.  We have demonstrated our expertise in finding and developing additional proved reserves. In the three-year period ended December 31, 2005, we deployed approximately $475 million of capital on acquisitions, exploration and development, while adding approximately 280 Bcfe of proved reserves and producing approximately 100 Bcfe.

Our depth of operating experience.  Our team of 41 geoscientists, engineers, geologists and other technical professionals and landmen as of September 30, 2006 average more than 22 years of experience in the exploration and production business (including extensive experience in the Gulf of Mexico), much of it with major oil companies. The addition of experienced Forest personnel to Mariner’s team of technical professionals has further enhanced our ability to generate and maintain an inventory of high-quality drillable prospects and to further develop and exploit our assets. Mariner’s technical team has also proven to be an effective and efficient operator in West Texas, as evidenced by our successful production and reserve growth there in recent years.

Our technology and production techniques.  Our team of geoscientists currently has access to seismic data from multiple, recent vintage 3-D seismic databases covering more than 7,000 blocks in the Gulf of Mexico that we intend to continue to use to develop prospects on acreage being evaluated for leasing and to develop and further refine prospects on our expanded acreage position. We also have extensive experience and a successful track record in the use of subsea tieback technology to connect offshore wells to existing production facilities. This technology facilitates production from offshore properties without the necessity of fabrication and installation of platforms and top side facilities that typically are more costly and require longer lead times. We believe the use of subsea tiebacks in appropriate projects enables us to bring production online more quickly, makes target prospects more profitable and allows us to exploit reserves that may otherwise be considered non-commercial because of the high cost of infrastructure. In the Gulf of Mexico, in the three years ended December 31, 2005, we were directly involved in 14 projects (five of which we operated) utilizing subsea tieback systems in water depths ranging from 475 feet to more than 6,700 feet. As of September 30, 2006, we had 18 subsea wells in water depths ranging from 450 feet to more than 4,700 feet. These wells were tied back to 13 host production facilities for production processing. An additional nine wells in water depths ranging from 465 feet to more than 6,800 feet were then under development for tieback to five additional host production facilities.

Corporate Information

We were incorporated in August 1983 as a Delaware corporation. We have three subsidiaries, Mariner Energy Resources, Inc., a Delaware corporation, Mariner LP LLC, a Delaware limited liability company, and Mariner Energy Texas LP, a Delaware limited partnership. Our principal executive office is located at One BriarLake Plaza, Suite 2000, 2000 West Sam Houston Parkway South, Houston, Texas 77042. Our telephone number is (713) 954-5500.

The Offering

Common stock offered by selling stockholders	35,615,400 shares.

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “ME.”

Common stock split	Unless specifically indicated or the context requires otherwise, the share and per share information of this offering gives effect to a 21,556.61594 to 1 stock split, which was effected on March 3, 2005.

Dividend Policy	We do not expect to pay dividends in the near future.

Risk Factors

You should carefully consider all of the information contained in or incorporated by reference into this prospectus prior to investing in the common stock. In particular, we urge you to carefully consider the information under “Risk Factors” incorporated by reference into this prospectus so that you understand the risks associated with an investment in our company and the common stock. These risks include the following:

•	Oil and natural gas prices are volatile, and a decline in oil and natural gas prices would affect significantly our financial results and impede our growth.

•	Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will affect materially the quantities and present value of our reserves.

•	Unless we replace our oil and natural gas reserves, our reserves and production will decline.

•	Relatively short production periods or reserve life for Gulf of Mexico properties subject us to higher reserve replacement needs and may impair our ability to replace production during periods of low oil and natural gas prices.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in or incorporated by reference into this prospectus, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus, and elsewhere in this prospectus. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	the volatility of oil and natural gas prices;

•	discovery, estimation, development and replacement of oil and natural gas reserves;

•	cash flow, liquidity and financial position;

•	business strategy;

•	amount, nature and timing of capital expenditures, including future development costs;

•	availability and terms of capital;

•	timing and amount of future production of oil and natural gas;

•	availability of drilling and production equipment;

•	operating costs and other expenses;

•	prospect development and property acquisitions;

•	risks arising out of our hedging transactions;

•	marketing of oil and natural gas;

•	competition in the oil and natural gas industry;

•	the impact of weather and the occurrence of natural disasters such as hurricanes, fires, floods and other catastrophic events and natural disasters;

•	governmental regulation of the oil and natural gas industry;

•	environmental liabilities;

•	developments in oil-producing and natural gas-producing countries;

•	uninsured or underinsured losses in our oil and natural gas operations;

•	risks related to our level of indebtedness;

•	the merger, including strategic plans, expectations and objectives for future operations, and the realization of expected benefits from the transaction; and

•	disruption from the merger making it more difficult to manage Mariner’s business.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholders.

DILUTION

Our net tangible book value as of September 30, 2006 was $11.63 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the 86,269,563 shares of our common stock that were outstanding on September 30, 2006. Investors who purchase our common stock in this offering may pay a price per share that exceeds the net tangible book value per share of our common stock. If you purchase our common stock from the selling stockholders identified in this prospectus, you will experience immediate dilution of $6.74 in the net tangible book value per share of our common stock assuming a sale price of $18.37 per share, representing the closing price per share on the New York Stock Exchange on September 29, 2006, the last trading day in September 2006. The following table illustrates the per share dilution to new investors purchasing shares from the selling stockholders identified in this prospectus:

Assumed offering price per share		$18.37
Net tangible book value per share at September 30, 2006	$11.63
Increase per share attributable to new investors	-0-

Net tangible book value per share after this offering		11.63

Dilution per share to new investors		6.74

The foregoing discussion and table are based upon the number of shares actually issued and outstanding as of September 30, 2006. As of September 30, 2006, we had options outstanding to purchase an aggregate 818,062 shares of common stock at a weighted average exercise price of approximately $13.69 per share, 349,377 of which were exercisable as of September 30, 2006. To the extent the market value of our shares is greater than $13.69 per share and any of these outstanding options are exercised, there may be further dilution to new investors.

DIVIDEND POLICY

We do not expect to pay dividends in the near future. Our secured credit facility and senior unsecured notes contain restrictions on the payment of dividends to stockholders.

SELLING STOCKHOLDERS

This prospectus covers shares currently owned by an affiliate of our former sole stockholder as well as shares sold in our private equity placement in March 2005. Some of the shares sold in the private equity placement were sold directly to “accredited investors” as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act. In addition, we and our former sole stockholder sold shares to FBR, who acted as initial purchaser and sole placement agent in the offering. FBR sold the shares it purchased from us and our sole stockholder in transactions exempt from the registration requirements of the Securities Act to persons that it reasonably believed were “qualified institutional buyers,” as defined by Rule 144A under the Securities Act or to non-U.S. persons pursuant to Regulation S under the Securities Act. An affiliate of our former sole stockholder, the selling stockholders who purchased shares from us or FBR in the private equity placement and their transferees, pledgees, donees, assignees or successors, may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below. Some of the shares reflected in the following table were issued as restricted stock to our employees pursuant to our Equity Participation Plan.

The following table sets forth information about the number of shares owned by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions.

The table below has been prepared based upon the information furnished to us by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus. The total amount of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read “Plan of Distribution.”

Except as noted below, to our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

ACON E&P, LLC(1)	1,895,630	2.20%
ACON Investments LLC(2)	1,509,577	1.75%
Acorn Overseas Securities Co	2,600	*
Alexander, Leslie	570,000	*
Alexandra Global Master Fund, Ltd	300,000	*
Alexis A. Shehata-Personal Portfolio	1,840	*
Allied Funding, Inc.	17,000	*
America	40,000	*
Anderson, William J.(3)	22,673	*
Anima S.G.R.P.A.	112,000	*
Anita L. Rankin Revocable Trust-U/A DTD 4/28/1995-Anita L. Rankin, TTEE	380	*
Ann K. Miller-Personal Portfolio	6,300	*
Anne Marie Romer-Personal Portfolio	1,290	*
Anthony L. Kremer Revocable Living Trust-U/A DTD 1/27/1998-Anthony L. Kremer TTEE	1,000	*
Anthony L. Kremer-IRA	1,010	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Atlas (QP), LP	5,550	*
Atlas Capital ID Fund LP	875	*
Atlas Capital (Q.P.), L.P.	50,809	*
Atlas Capital Master Fund Ltd.	107,846	*
Atlas Master Fund	10,920	*
Auto Disposal Systems-401(k)-All Cap Value Account	650	*
Auto Disposal Systems-401(k)-Balanced 60 Account	480	*
Auto Disposal Systems-401(k)-Small Cap Value Account	850	*
Aviation Sales Inc.-401(k) Profit Sharing Plan-Rick J. Penwell TTEE	1,470	*
Axia Offshore Partners, LTD	9,315	*
Axia Partners Qualified, LP	95,739	*
Axia Partners, LP	42,136	*
Baker-Hazel Funeral Home, Inc.-401(k) Plan	550	*
Baker-Hazel Funeral Home-Corporate Investment Fund	330	*
Banks, Michael R.(3)	7,935	*
Basso Fund Ltd.	21,100	*
Basso Multi-Strategy Holding Fund Ltd	78,700	*
Basso Private Opportunities Holding Fund Ltd.	40,800	*
BBT Fund, L.P.	505,811	*
BBVA	321,429	*
Beach, Patrick & Christine JTWROS	6,666	*
Bear Stearns Sec. Corp. Cust. FBO Emerson Partners	50,000	*
Bear Stearns Sec. Corp. Cust. FBO J. Steven Emerson IRA R/O II	720,000	*
Bear Stearns Sec. Corp. Cust. FBO J. Steven Emerson Roth IRA	420,000	*
Bear Stearns Sec. Corp. Cust. FBO J. Steven Emerson	186,000	*
Belmont, Francis E	1,500	*
Bennett Family LLC	2,000	*
Benny L. & Alexandra P. Tumbleston JT WROS	1,890	*
Bermuda Partners, LP	33,000	*
Black Sheep Partners, LLC	44,150	*
BLT Enterprises, LLLP-Partnership	1,100	*
Blueprint Partners, L.P.	20,000	*
Borman, Casey J.	5,000	*
Boston Partners Asset Management, LLC(4)	536,115	*
Bradley J. Hausfeld-IRA	400	*
Brady Retirement Fund L.P.	27,500	*
Brunswick Master Pension Trust	23,600	*
Bushman, Teresa G.(7)	137,170	*
Calm Waters Partnership	201,500	*
Campbell, Thomas M.(3)	46,932	*
Canyon Capital Balanced Equity Master Fund, Ltd(4)	71,429	*
Canyon Value Realization Fund (Cayman) Ltd.(4)	500,000	*
Canyon Value Realization Fund L.P.(4)	121,428	*
Canyon Value Realization MAC- 18 Ltd(4)	7,143	*
Cap Fund, L.P.	185,619	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Carmine and Wendy Guerro Living Trust-U/A DTD 7/31/2000-C Guerro and W Guerro, TTEES	1,080	*
Carmine Guerro-IRA Rollover	2,090	*
Carol D. Shellabarger Green-Revocable Trust DTD 4/21/00-Carol Downing Green TTEE	890	*
Carol Downing Green-IRA	470	*
Carol V. Hicks-Personal Portfolio	30	*
Carter, Debra R.(3)	5,441	*
Castle Rock Fund Ltd	126,800	*
Castlerock Partners II, L.P.	15,800	*
Castlerock Partners, L.P.	392,000	*
Catalyst Fund Offshore Ltd.	6,434	*
Caxton International Limited(4)	714,200	*
Ceisel, Charles B	1,500	*
Chamberlain Investments Ltd.	18,794	*
Charles L. & Miriam L. Bechtel-Joint Personal Portfolio	450	*
Cheyne Special Situations Fund LP	757,000	*
Chimermine, Lawrence	2,000	*
Christine Hausfeld-IRA	160	*
Christopher M. Ruff-IRA Rollover	200	*
Cindu International Pension Fund	2,900	*
Citi Canyon Ltd.(4)	7,143	*
Clam Partners, LLC	70,000	*
Clark Manufacturing Co.-Pension Plan DTD 5/16/1998-John A. Barron TTEE	180	*
Clark Manufacturing Co.-PSP DTD 5/16/98-John A. Barron TTEE	360	*
Concentrated Alpha Partners, L.P.	185,619	*
Congress Ann Hazel-IRA	590	*
Cynthia Mollica Barron-Personal Portfolio	150	*
David Keith Ray-IRA	940	*
David M. Morad Jr.-IRA Rollover	2,800	*
David R. Kremer Revocable Living Trust-DTD 5/7/1996-David R. Kremer & Ruth E. Kremer, TTEES	1,230	*
Davis, John L.(3)	17,005	*
DB AG London(4)	53,571	*
Deanne W. Joseph-IRA Rollover	370	*
Deephaven Event Trading Ltd.(4)	1,176,135	1.36%
Deephaven Growth Opportunities Trading Ltd.(4)	481,770	*
Delaware Street Capital Master Fund, L.P.	1,210,750	1.40%
Dickerson, Estelle E.(3)	7,935	*
Dinger, Blaine E.(3)	17,005	*
Dominguez, Melissa D.(3)	3,173	*
Don A. Keasel and Judith Keasel-JTWROS	120	*
Don Keasel-IRA Rollover	810	*
Donald G. Tekamp Revocable Trust-DTD 8/16/2000-Donald G. Tekamp TTEE	1,460	*
Donald L. and Edythe Aukeman-Joint Personal Portfolio	400	*
Donald L. Aukerman-IRA	620	*
Donna M. Ruff-IRA Rollover	80	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Dorothy W. Savage-Kemp-IRA	440	*
Dorothy W. Savage-Kemp-TOD	820	*
Douglas & Melissa Marchal-Joint Personal Portfolio	290	*
Dr. Donald H. Nguyen & Lynn A. Buffington-JTWROS	540	*
Dr. Juan M. Palomar-IRA Rollover	1,520	*
Drake Associates, L.P.	53,929	*
Duke, James A.(3)	10,203	*
Edenworld International Ltd.	9,636	*
Edison Sources Ltd.	33,600	*
Edward W. Eppley-IRA — SEP	600	*
Edwards, Susan R.(3)	5,895	*
Edythe M. Aukeman-IRA	140	*
Elaine S. Berman Trust-DTD 6/30/95-Elaine S. Berman TTEE	550	*
Elaine S. Berman-Inherited IRA-Beneficiary of Freda Levine	460	*
Elaine S. Berman-SEP-IRA	540	*
Electrical Workers Pension Funds Part A	1,855	*
Electrical Workers Pension Funds Part B	1,335	*
Electrical Workers Pension Funds Part C	645	*
Emerson Electric Company	32,300	*
Emerson Partners	60,000	*
Emerson, J. Steven	200,000	*
Emerson, J. Steven IRA R/O II	740,000	*
Emerson, J. Steven Roth IRA	400,000	*
Empyrean Capital Fund	96,250	*
Empyrean Capital Overseas Benefit Plan Fund, Ltd.	18,462	*
Empyrean Capital Overseas Fund, Ltd.	160,288	*
Endeavor Asset Management	20,000	*
Ernst Enterprises-Deferred Compensation DTD 05/20/90-fbo Mark Van de Grift	1,360	*
Evan L. Julber-IRA	9,000	*
Excelsior Value and Restructuring Fund	1,500,000	1.74%
Farallon Capital Institutional Partners II, L.P.	5,400	*
Farallon Capital Institutional Partners III, L.P.	6,400	*
Farallon Capital Institutional Partners, L.P.	65,600	*
Farallon Capital Offshore Investors, Inc.	124,006	*
Farallon Capital Offshore Investors II, L.P.	61,994	*
Farallon Capital Partners, L.P.	99,086	*
Farvane Limited	2,617	*
FBO Marjorie G. Kasch-U/A/D 3/21/80-Thomas A. Holton TTEE	700	*
Fidelity Contrafund(5)	1,847,200	2.14%
Fidelity Management Trust Company on behalf of accounts managed by it(6)	4,400	*
Fidelity Puritan Trust: Fidelity Balanced Fund(5)	516,300	*
Fidelity Puritan Trust: Fidelity Low-Priced Stock Fund(5)	1,831,700	2.12%
Fidelity Securities Fund: Fidelity Small Cap Growth Fund(5)	75,000	*
Fidelity Securities Fund: Fidelity Small Cap Value Fund(5)	200,000	*
Fisher, William F.(3)	56,682	*
Flagg Street Offshore, LP	103,538	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Flagg Street Partners LP	34,345	*
Flagg Street Partners Qualified LP	37,117	*
Fleet Maritime, Inc.	33,139	*
Folksam	35,000	*
Fondo America	40,000	*
Fondo Attivo	17,000	*
Fondo Trading	55,000	*
Fort Mason Master, L.P.	501,829	*
Fort Mason Partners, L.P.	33,171	*
Framtidsfonden	25,000	*
Gallatin, Ronald	25,000	*
Gary M. Youra, M.D.-IRA Rollover	2,060	*
Geary Partners	95,000	*
George Hicks-Personal Portfolio	860	*
George & Carol V. Hicks Joint Personal Portfolio	30	*
Gerald Allen-IRA	420	*
Gerald E. & Deanne W. Joseph-Combined Portfolio	1,180	*
Gerald J. Allen-Personal Portfolio	3,580	*
GLG Market Neutral Fund	178,570	*
GLG North American Opportunity Fund	850,000	*
Global Capital Ltd.	20,000	*
GMI Master Retirement Trust	33,395	*
Goins, Rebecca L.(3)	5,441	*
Goldman Sachs & Co., Inc.(4)	317,756	*
Goldstein, Robert B. & Candy K	4,000	*
Gracie Capital International	75,000	*
Gracie Capital LP	150,000	*
Greek, Cathy & Frank	3,900	*
Gregory A. & Bibi A. Reber-Joint Personal Portfolio	580	*
Gregory J. Thomas-IRA—SEP	370	*
Grelsamer, Philippe	2,500	*
Gruber & McBaine International	15,140	*
Guggenheim Portfolio Company LLC	40,000	*
Guggenheim Portfolio Company XII LLC	35,700	*
H. Joseph & Rosemary Wood-Joint Personal Portfolio	880	*
Hagan, Dawn E.(3)	5,895	*
Hancock, David H	13,300	*
Hansen, Judd A.(7)	158,709	*
Harbor Advisors, LLC FBO Butterfield Bermuda General Account	20,000	*
Harold & Congress Hazel Trust-U/A DTD 4/21/1991-Congress Ann Hazel, TTEE	740	*
Harold A. & Lois M. Ferguson-Joint Personal Portfolio	1,040	*
Hartley, Steven C.(3)	2,267	*
HCM Energy Holdings LLC	78,571	*
HedgEnergy Master Fund LP	120,000	*
HFR HE Systematic Master Trust	28,500	*
Highbridge Event Driven/Relative Value Fund, L.P.(4)	98,702	*
Highbridge Event Driven/Relative Value Fund, Ltd(4)	760,441	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Highbridge International LLC(4)	671,428	*
Highland Equity Focus Fund, LP	70,000	*
Highland Equity Fund, LP	30,000	*
HSBC Guyerzeller Trust Company	12,630	*
Hsien-Ming Meng-IRA Rollover	990	*
Idnani, Rajesh	7,500	*
Institutional Benchmarks Master Fund, Ltd(4)	7,143	*
Ironman Energy Capital, L.P.	70,000	*
James R. Goldstein-Personal Portfolio	570	*
Jan Munroe Trust(4)	10,000	*
Janice S. Hamon-Personal Portfolio	410	*
Jeannine E. Philpot-Personal Portfolio	820	*
JMG Capital Partners, LP	125,000	*
JMG Triton Offshore Fund Ltd	125,000	*
John & Betty Eubel-Combined Portfolio	5,100	*
John & Lisa O’Neil-Joint Personal Portfolio	1,290	*
John A. Barron-IRA Rollover	2,300	*
John A. Barron-Personal Portfolio	170	*
John A. Barron-Personal Portfolio	390	*
John B. Maynard Jr.-Irrevocable Trust U/A DTD 12/12/93-John B. Maynard Sr., TTEE	320	*
John C. & Sarah L. Kunesh-JTWROS	610	*
John F. Carroll-IRA—SEP	130	*
John H. Lienesch-IRA	2,080	*
John Hancock Funds II	37,240	*
John Hancock Trust	41,800	*
John M. Walsh, Jr.-IRA Rollover	980	*
John O’Meara-IRA Rollover	400	*
John T. Dahm-IRA	1,870	*
Johnson, Richard J.	10,000	*
Johnson Revocable Living Trust	10,000	*
Jon D. and Linda W. Gruber Trust	15,100	*
Jon R. Yenor-IRA Rollover	910	*
Jon R. Yenor & Caroline L. Breckner-Joint Tenants	1,230	*
Joseph D. Maloney-Personal Portfolio	810	*
Joseph F. & Mary K. Scullion-Combined Portfolio	1,400	*
Josey, Scott D.(7)	680,181	*
Judith Keasel-IRA Rollover	340	*
Julber, Evan L	4,000	*
Kandythe J. Miller-Combined Portfolio	850	*
Kathleen J. Lienesch Family Trust-DTD 2/2/00-Kathleen J. Lienesch TTEE	1,500	*
Kathleen J. Lienesch-IRA	240	*
Kathryn A. Leeper-Revocable Living Trust DTD 06/29/95-Kathryn A. Leeper, TTEE	540	*
Keith L. Aukeman-IRA Rollover	1,600	*
Kenneth E. Shelton-IRA Rollover	820	*
Kettering Anesthesia Associates-Profit Sharing Plan-FBO David J. Pappenfus	1,230	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Kevin E. Slattery-Trust B DTD 5/17/99-De Ette Rae Hart TTEE	1,270	*
Kirby C. Leeper-IRA Rollover	590	*
Koehler, Anne C.(3)	14,737	*
Lagunitas Partners LP	69,760	*
Lamb Partners LP	165,600	*
Lanza III, Nick(3)	7,935	*
Larry & Marilyn Lehman-Combined Portfolio	1,600	*
Lawrence J. Harmon Trust A-DTD 1/29/2001-G Harmon & T Harmon & H Wall TTEES	680	*
Leo K. & Katherine H. Wingate-Joint Personal Portfolio	580	*
Lester J. & Susan A. Chamock-JTWROS	2,140	*
Lester, Ricky G.(7)	30,608	*
Linda M. Meister-Personal Portfolio	1,000	*
LJB Inc. Savings Plan & Trust-U/A DTD 1/1/1985 FBO T. Beach-Stephen D. Williams TTEE	490	*
Loegering, Cory L.(7)	124,700	*
Long, Annette R.(3)	7,482	*
Loyola University Employee’s Retirement Plan Trust	8,400	*
Loyola University of Chicago Endowment Fund	8,450	*
MA Deep Event, Ltd.(4)	114,095	*
Magnetar Capital Master Fund, L.P.	90,000	*
Margaret S. Adam Revocable TRUST-DTD 4/10/02-Margaret S. Adam, TTEE	360	*
Marily E. Lipson-IRA	140	*
Marilyn E. Lehman-IRA Rollover	1,600	*
Martha S. Senklw-Revocable Living Trust DTD 11/02/98-Martha S. Senkiw, TTEE	240	*
Martin J. Grunder, Jr.-IRA—SEP	450	*
Marvin E. Nevins-Personal Portfolio	920	*
Mary Ellen Kremer Living Trust-U/A DTD 01/27/1998-Mary Ellen Kremer TTEE	1,100	*
Mary K. Scullion-IRA	1,400	*
Maureen K. Aukeman-Personal Portfolio	190	*
Maureen K. Aukerman-IRA Rollover	880	*
McClung, Emily R.(3)	9,069	*
McCullough, Michael C.(3)	19,272	*
Melendrez, Jesus G.(7)	137,170	*
Melodee Ruffo-Combined Portfolio	720	*
Metal Trades	4,500	*
Miami Valleo Cardiologists, Inc.-Profit Sharing Plan
Trust-EBS Small Cap	6,800	*
Miami Valley Cardiologists, Inc.-Profit Sharing Plan Trust-EBS Equity 100	10,060	*
Michael & Marilyn E. Lipson-JTWROS	290	*
Michael A. Houser & H. Stephen Wargo-JTWROS	270	*
Michael F. & Renee D. Ciferri-Joint Personal Portfolio	700	*
Michael G. & Dara L. Bradshaw-Combined Portfolio	1,440	*
Michael G. Lunsford-IRA	640	*
Michael J. Suttman-Personal Portfolio	620	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Michael Lipson-IRA	190	*
Milo Noble-Personal Portfolio	3,690	*
Minnesota Mining & Manufacturing Company	184,300	*
Molohon, Richard A.(3)	56,682	*
Monte R. Black-Personal Portfolio	5,380	*
Morgan Stanley & Co. Incorporated(4)	500,000	*
Muellenberg, Jerry L.(3)	6,802	*
Mulholland Fund, L.P.	13,800	*
Munder Micro-Cap Equity Fund(4)	144,000	*
Neal L. & Kandythe J. Miller-Joint Personal Portfolio	560	*
Neal L. Miller-IRA Rollover	270	*
Neelam Idnani Julian	7,500	*
Nemeth, Denise A.(3)	13,604	*
Northwestern Mutual Life Insurance(4)	1,775,714	2.06%
Ospraie Portfolio Ltd	1,100,000	1.28%
OZ Master Fund, Ltd.	527,464	*
Pam Graeser-Personal Portfolio	430	*
Parsons, Thomas B.	1,000	*
Passport Master Fund, LP	224,000	*
Passport Master Fund II, LP	176,000	*
Patricia A. Kremer Revocable Trust -DTD 4/29/04-Donald G. Kremer, TTEE	1,250	*
Patricia Meyer Dorn-Personal Portfolio	2,800	*
Paul R. & Dina E. Cmkovich-Joint Personal Portfolio	4,750	*
Paul S. & Cynthia J. Guthrie-Joint Personal Portfolio	1,530	*
Paul S. Guthrie-IRA	130	*
Paul W. Nordt III-IRA Rollover	80	*
Paul W. Nordt III-IRA Rollover—401(k)	1,390	*
Peck Family Investments, Ltd.	1,090	*
Peter & Noreen McInnes-Combined Portfolio	8,800	*
Peter D. Senkiw-Revocable Living Trust DTD 11/02/98-Peter D. Senkiw, TTEE	320	*
Peter R. Newman-IRA Rollover	2,430	*
Philip M. Haisley-IRA Rollover	330	*
Plemons, Melanie O.(3)	6,802	*
Polasek, Dalton F.(7)	308,349	*
Poole, Richard A.(3)	9,069	*
Precept Capital Master Fund, G.P.	20,000	*
Presidio Partners	127,500	*
Prism Partners I, L.P.	114,782	*
Prism Partners II Offshore Fund	42,857	*
Prism Partners III Leveraged L.P.	137,738	*
Prism Partners IV Leveraged Offshore Fund	160,694	*
Producers-Writers Guild of America	11,700	*
Rae, Rita-Roxanne R.(3)	9,069	*
Raymond W. Lane-Personal Portfolio	1,700	*
Raytheon Company Combined DB/DC Master Trust	23,000	*
Raytheon Master Pension Trust	96,100	*
Rebecca A. Nelson-IRA Rollover	1,200	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

Reed, Sammy D.(3)	13,604	*
Renee D. Ciferri-IRA Rollover	410	*
Richard D. Smith-Combined Portfolio	1,300	*
Richard H. LeSourd, Jr.-IRA—SEP	1,200	*
Richard, Karen A.(3)	9,069	*
Robert A. Riley Beneficiary-Inherited IRA	1,390	*
Robert A. Riley-Revocable Family Trust DTD 5/8/97-Robert A. Riley TTEE	380	*
Robert F. Mays Trust-DTD 12/7/95-Robert F. Mays TTEE	1,470	*
Robert N. Sturwold-Personal Portfolio	520	*
Robert W. Lowry-Personal Portfolio	2,020	*
Ronald Lee Devore MD & Duneen Lynn Devore-JTWROS	270	*
Rosemary Winner Wood-IRA	650	*
Russell, Gregory D.(3)	1,134	*
Ruth E. Kremer Revocable Living Trust-DTD 5/7/96-David R. Kremer & Ruth E. Kremer, TTEES	830	*
SAB Capital Partners, L.P.	1,098,083	1.27%
SAB Overseas Master Fund, L.P.	1,157,617	1.34%
Sandra E. Nischwitz-Personal Portfolio	1,240	*
Savannah International Longshoremen’s Association Employers Pension Trust	10,200	*
Seneca Capital International Ltd	446,200	*
Seneca Capital LP	215,400	*
Seneca Capital II LP	1,100	*
Settegast, Cynthia L.(3)	7,482	*
SF Capital Partners Ltd(4)	224,500	*
Sharon A. Lowry-IRA-Robert W. Lowry, POA	1,560	*
Sisters of St. Joseph Carondelet	4,700	*
Slovin, Bruce	10,000	*
Sniper Fund	3,300	*
Sound Energy Capital Offshore Fund, Ltd.	41,900	*
Soundpost Capital, LP	9,000	*
Soundpost Partners, LP	9,000	*
Southport Energy Plus Offshore Fund, Inc.	139,300	*
Southport Energy Plus Partners L.P.	318,800	*
Sprain, Janet E.(3)	8,389	*
Spring Street Partners L.P.	40,000	*
SRI Fund, L.P.	22,856	*
Stanley J. Katz-IRA	350	*
State Street Research Energy & Natural Resources Hedge Fund LLC	147,300	*
Steamfitters	1,745	*
Steven & Victoria Conover-Joint Personal Portfolio	470	*
Steven M. Rebecca A. Nelson-Combined Portfolio	1,200	*
Susan J. Gagnon-Revocable Living Trust UA 8/30/95-Susan J. Gagnon TTEE	2,100	*
Talkot Fund, L.P.	40,000	*
Tanya P. Hrinyo Pavlina-Revocable Trust DTD 11/21/95-Tanya P. Hrinyo Pavlina TTEE	1,200	*
Tetra Capital Partners, LP	8,000	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

The Anderson Family-Revocable Trust, DTD 09/23/02-J. Kendall & Tamera L. Anderson, TTEES	1,740	*
The Catalyst Fund Offshore, Ltd.	3,242	*
The Charles T. Walsh Trust-DTD 12/6/2000-Charles T
Walsh TTEE	2,500	*
The Edward W. & Frances L. Eppley-Combined Portfolio	600	*
The Foursquare Foundation(4)	4,200	*
The Johnson Irrevocable Living Trust DTD May 1998	10,000	*
The Killen Family Revocable Living Trust DTD 4/27/2004 Terry L. Killen and/or Esther H. Killen	1,560	*
The Louis J. Thomas-Irrevocable Trust DTD 12/6/2000-Gregory J. Thomas, TTEE	530	*
Thomas L. Hausfeld-IRA	250	*
Thomas V. & Charlotte E. Moon Family Trust-Joint Personal Trust	740	*
Timothy A. Pazyniak-IRA Rollover	2,830	*
Timothy J. and Karen A. Beach-JTWROS	460	*
Tinicum Partners, L.P.	1,800	*
TNM Investments LTD-Partnership	310	*
Touradji Global Resources Master Fund, Ltd.	497,000	*
Town of Darien Employee Pension	3,300	*
Town of Darien Police Pension	2,900	*
TPG-Axon Partners (Offshore), Ltd	768,783	*
TPG-Axon Partners, LP	495,017	*
Treaty Oak Ironwood	74,295	*
Treaty Oak Master Fund	59,235	*
Tumbleston-JTWROS	1,890	*
Turnberry Asset Management	10,000	*
United Capital Management	17,000	*
University of Richmond Endowment Fund	10,400	*
University of Southern California Endowment Fund	23,000	*
Van den Bold, Michiel C.(7)	226,727	*
Variable Insurance Products Fund II: Contrafund Portfolio(2)	527,600	*
Verizon	122,700	*
Verle McGillivray-IRA Rollover	680	*
Victoire Finance et Aestion BV	35,714	*
Virginia & Edward O’Neil JTWROS	1,650	*
Walter A. Mauck-IRA Rollover	870	*
Warren Foundation	25,000	*
Wildlife Conservation Society	5,800	*
William J. Turner Revocable Living Trust-DTD 05/20/98 Schwab Account-William J. Turner, TTEE	570	*
William U. Warren Fund K	25,000	*
Wooster Capital, LP	33,500	*
Wooster Offshore Fund, Ltd.	70,000	*
York Capital Management, L.P.	119,058	*
York Credit Opportunities Fund L.P.	97,046	*
York Global Value Partners, L.P.	122,363	*
York Investment Limited	528,684	*

		Percentage of
	Number of Shares of	Common
	Common Stock That	Stock
Selling Stockholder	May Be Sold	Outstanding

York Select Unit Trust	103,376	*
York Select, L.P.	124,473	*
Yvette Van de Grift-Personal Portfolio	220	*
Zelin, Leonard IRA	40,000	*

*	Less than 1%.

(1)	Following our merger in March 2004, but prior to our private equity placement in March 2005, MEI Acquisitions Holdings, LLC, an affiliate of ACON E&P, LLC, was our sole stockholder. At the time of the private equity placement, MEI Acquisitions Holdings, LLC was managed by a board of managers consisting of four of our directors, Messrs. Ginns, Aronson, Lapeyre and Leuschen and two of our former directors, Messrs. Beard and Lancaster. See “Certain Transactions with Affiliates and Management.”

(2)	The shares beneficially owned by ACON Investments LLC are held by MEI Investment Holdings, LLC. See “Certain Transactions with Affiliates and Management” in Mariner’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, incorporated by reference herein.

(3)	Employee or former employee of Mariner.

(4)	Broker-dealer or an affiliate of a broker-dealer.

(5)	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,997,800 shares of the common stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the securities owned by the Fund.

Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

The Fund is an affiliate of a broker-dealer. The Fund purchased the shares in the ordinary course of business and, at the time of the purchase of the shares to be resold, the Fund did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.

(6)	Shares indicated as owned by the entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company (“FMTC”) serves as trustee or managing agent. FMTC is a wholly owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of 4,400 shares of the common stock of the Company as a result of its serving as investment manager of the institutional account(s).

Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 4,400 shares and sole power to vote or to direct the voting of 4,400 shares of common stock owned by the institutional account(s) as reported above.

(7)	Executive officer of Mariner except Ricky G. Lester who resigned October 16, 2006.

PLAN OF DISTRIBUTION

We are registering the common stock covered by this prospectus to permit selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. Under the Registration Rights Agreement we entered into with selling stockholders, we agreed to, among other things, bear all expenses, other than brokers’ or underwriters’ discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling stockholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

The common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest, or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. The selling stockholders identified as registered broker-dealers in the selling stockholders table above (under “Selling Stockholders”) are deemed to be underwriters with respect to securities sold by them pursuant to this prospectus. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. The maximum amount of compensation to be received by any participating NASD member will not exceed 8% of the total proceeds of the offering.

Our common stock is listed on the New York Stock Exchange under the symbol “ME.” However, we can give no assurances as to the development of liquidity or any trading market for the common stock.

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Mariner consists of 180 million shares of common stock, par value of $.0001 each, and 20 million shares of preferred stock, par value of $.0001 each.

The following summary of the capital stock and certificate of incorporation and bylaws of Mariner does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws.

Common Stock

As of September 30, 2006, there were a total of 86,269,563 shares of our common stock issued and outstanding. Our board of directors has reserved 6,500,000 shares for issuance as restricted stock or upon the exercise of stock options granted or that may be granted under our Amended and Restated Stock Incentive Plan, as amended, approximately 4,966,071 of which, as of September 30, 2006, remained available for grant as restricted stock or subject to options. In addition, our board of directors reserved 156,626 shares of common stock for issuance upon exercise of options granted to certain former employees of Forest or Forest Energy Resources that became employees of Mariner Energy Resources, Inc. in connection with the Forest Energy Resources merger (“Rollover Options”). These options are governed by nonstatutory stock option agreements with Mariner Energy, Inc. and are not covered by its Amended and Restated Stock Incentive Plan, as amended. As a result of forfeitures due to employment terminations, the maximum number of shares of common stock that could be subject to Rollover Options is 108,662 as of September 30, 2006. Holders of our common or restricted stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except as otherwise provided in our certificate of incorporation and bylaws or required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock. Our certificate of incorporation requires approval of 80% of the shares entitled to vote for the removal of a director or to adopt, repeal or amend certain provisions in our certificate of incorporation and bylaws. See “—Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws”.

Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. Our certificate of incorporation and bylaws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from our directors and officers. We believe that these contractual agreements and the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 20 million shares of preferred stock and no preferred shares are outstanding. The preferred stock may carry such relative rights, preferences and designations as may be determined by our board of directors in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock could be issued from time to time by the board of directors in its sole discretion (without further approval or authorization by the stockholders), in one or more series, each of which series could have any particular distinctive designations as well as relative rights and preferences as determined by the board of directors. The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders.

Approval by the stockholders of the authorization of the preferred stock gave the board of directors the ability, without stockholder approval, to issue these shares with rights and preferences determined by the board of directors in the future. As a result, Mariner may issue shares of preferred stock that have dividend, voting and other rights superior to those of the common stock, or that convert into shares of common stock, without the approval of the holders of common stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders.

Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

General

Our certificate of incorporation and bylaws contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the Delaware General Corporation Law, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors. Provisions of the Delaware General Corporation Law and of our certificate of incorporation and bylaws could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest. These provisions could, therefore, prevent stockholders from receiving a premium over the market price for the shares of common stock they hold.

Classified Board

Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Filling Board of Directors Vacancies; Removal

Our certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office, though less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us. Our certificate of incorporation provides, in accordance with Delaware General Corporation Law, that the stockholders may remove directors only by a super-majority vote and for cause. We believe that the removal of directors by the stockholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.

No Stockholder Action by Written Consent

Our certificate of incorporation precludes stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board of directors.

Call of Special Meetings

Our bylaws provide that special meetings of our stockholders may be called at any time only by the board of directors acting pursuant to a resolution adopted by the board and not the stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at the annual meeting of stockholders, not later than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the stockholders and (ii) with respect to an election of directors to be held at a special meeting of stockholders, not later than the close of business on the 10th day following the day on which such notice of the date of the special meeting was first mailed to Mariner’s stockholders or public disclosure of the date of the special meeting was first made, whichever first occurs. With respect to other business to be brought before a meeting of stockholders, to be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate of incorporation expressly precludes cumulative voting.

Authorized but Unissued Shares

Our certificate of incorporation provides that the authorized but unissued shares of preferred stock are available for future issuance without stockholder approval and does not preclude the future issuance without stockholder approval of the authorized but unissued shares of our common stock. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of Mariner by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Opportunity Statute

As permitted by Section 122(17) of the Delaware General Corporation Law, our certificate of incorporation provides that Mariner renounces any interest or expectancy in any business opportunity or transaction in which any of our original institutional investors or their affiliates participate or seek to participate. Nothing contained in our certificate of incorporation, however, is intended to change any obligation or duty that a director may have with respect to confidential information of Mariner or prohibit Mariner from pursuing any corporate opportunity.

Amendments to our Certificate of Incorporation and Bylaws

Pursuant to the Delaware General Corporation Law and our certificate of incorporation, certain anti-takeover provisions of our certificate of incorporation may not be repealed or amended, in whole or in part, without the approval of at least 80% of the outstanding stock entitled to vote.

Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our certificate of incorporation also provides that our bylaws can be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our common stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances, from engaging in a “business combination” with (1) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”); (2) an affiliate of an interested stockholder; or (3) an associate of an interested stockholder, for three years following the date that the stockholder became an “interested stockholder.” A “business combination” includes a merger or sale of 10% or more of our assets.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is The Continental Stock Transfer & Trust Company.

REGISTRATION RIGHTS

We entered into a registration rights agreement in connection with our private equity placement in March 2005. In the registration rights agreement we agreed, for the benefit of FBR, the purchasers of our common stock in the private equity placement, MEI Acquisitions Holdings, LLC and holders of the common stock issued under our Equity Participation Plan, as amended, or Amended and Restated Stock Incentive Plan, as amended, that we will, at our expense:

•	file with the SEC (which occurs pursuant to the filing of the shelf registration statement of which this prospectus is a part), within 210 days after the closing date of the private equity placement, a registration statement (a “shelf registration statement”);

•	use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after the filing;

•	continuously maintain the effectiveness of the shelf registration statement under the Securities Act until the first to occur of:

•	the sale of all of the shares of common stock covered by the shelf registration statement pursuant to a registration statement;

•	the sale, transfer or other disposition of all of the shares of common stock covered by the shelf registration statement or pursuant to Rule 144 under the Securities Act;

•	such time as all of the shares of our common stock sold in this offering and covered by the shelf registration statement and not held by affiliates of us are, in the opinion of our counsel, eligible for sale pursuant to Rule 144(k) (or any successor or analogous rule) under the Securities Act;

•	the shares have been sold to us or any of our subsidiaries; or

•	the second anniversary of the initial effective date of the shelf registration statement.

We have filed the registration statement of which this prospectus is a part to satisfy our obligations under the registration rights agreement with respect to common stock issued in the private equity placement and under our Equity Participation Plan, as amended. We have filed a Form S-8 registration statement to cover shares of our common stock issuable under our Amended and Restated Stock Incentive Plan, as amended.

Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the shelf registration statement of which this is a part (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs:

•	the representative of the underwriters of an underwritten offering of primary shares by us has advised us that the sale of shares of our common stock under the shelf registration statement would have a material adverse effect on our initial public offering;

•	a majority of our board of directors, in good faith, determines that (1) the offer or sale of any shares of our common stock would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization, consolidation or other significant transaction involving us; (2) after the advice of counsel, the sale of the shares covered by the shelf registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; or (3) either (x) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (z) the proposed transaction renders us unable to comply with SEC requirements; or

•	a majority of our board of directors, in good faith, determines, that we are required by law, rule or regulation to supplement the shelf registration statement or file a post-effective amendment to the shelf registration statement in order to incorporate information into the shelf registration statement for the purpose of (1) including in the shelf registration statement any prospectus required under Section 10(a)(3) of the Securities Act; (2) reflecting in the prospectus included in the shelf registration statement any facts or events arising after the effective date of the shelf registration statement (or the most-recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus; or (3) including in the prospectus included in the shelf registration statement any material information with respect to the plan of distribution not disclosed in the shelf registration statement or any material change to such information.

The cumulative blackout periods in any 12 month period commencing on the closing of the private equity placement may not exceed an aggregate of 90 days and furthermore may not exceed 60 days in any 90-day period, except as a result of a review of any post-effective amendment by the SEC prior to declaring it effective; provided we have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective.

In addition to this limited ability to suspend use of the shelf registration statement, until we are eligible to incorporate by reference into the registration statement our periodic and current reports, which will not occur until at least one year following the end of the month in which the registration statement of which this prospectus is a part is declared effective, we will be required to amend or supplement the shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the shelf registration statement will be suspended until the amendment or supplement, as the case may be, is filed and effective.

A holder that sells our common stock pursuant to the shelf registration statement will be required to be named as a selling stockholder in this prospectus, as it may be amended or supplemented from time to time, and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock must deliver information to be used in connection with the shelf registration statement in order to have such holder’s shares of our common stock included in the shelf registration statement.

Each holder will be deemed to have agreed that, upon receipt of notice of the occurrence of any event which makes a statement in the prospectus which is a part of the shelf registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the registration rights agreement, such holder will suspend the sale of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or we have given notice that the sale of the common stock may be resumed.

We have agreed to use our commercially reasonable efforts to satisfy the criteria for listing and list or include (if we meet the criteria for listing on such exchange or market) our common stock on the New York Stock Exchange, American Stock Exchange or The Nasdaq National Market (as soon as practicable, including seeking to cure in our listing or inclusion application any deficiencies cited by the exchange or market), and thereafter maintain the listing on such exchange.

EXPERTS

The financial statements of Mariner Energy, Inc. as of December 31, 2005 and 2004 and for the year ended December 31, 2005, for the period from January 1, 2004 through March 2, 2004 (Pre-merger), for the period from March 3, 2004 through December 31, 2004 (Post-merger), and for the year ended December 31, 2003 (Pre-merger) included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a change in method of accounting for asset retirement obligations in 2003 and the merger of Mariner Energy, Inc.’s parent company on March 2, 2004) appearing herein and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the Forest Gulf of Mexico operations for each of the years in the three-year period ended December 31, 2005 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference into this prospectus, and upon the authority of such firm as experts in accounting and auditing.

The information included in this prospectus regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on estimates of the proved reserves and present values of proved reserves of Mariner as of December 31, 2003, 2004 and 2005 and prepared by or derived from estimates prepared by Ryder Scott Company, L.P., independent petroleum engineers. These estimates are included in this prospectus in reliance upon the authority of the firm as experts in these matters.

LEGAL MATTERS

The validity of the shares of Mariner common stock offered pursuant to this prospectus will be passed upon by Baker Botts L.L.P.

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following is a description of the meanings of some of the oil and gas industry terms used in this prospectus. The definitions of proved developed reserves, proved reserves and proved undeveloped reserves have been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definitions of those terms can be viewed on the website at
http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

3-D seismic.  (Three-Dimensional Seismic Data) Geophysical data that depicts the subsurface strata in three dimensions. 3-D seismic data typically provides a more detailed and accurate interpretation of the subsurface strata than two dimensional seismic data.

Appraisal well.  A well drilled several spacing locations away from a producing well to determine the boundaries or extent of a productive formation and to establish the existence of additional reserves.

bbl.  One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.

Bcf.  Billion cubic feet of natural gas.

Bcfe.  Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

Block.  A block depicted on the Outer Continental Shelf Leasing and Official Protraction Diagrams issued by the U.S. Minerals Management Service or a similar depiction on official protraction or similar diagrams issued by a state bordering on the Gulf of Mexico.

Btu or British Thermal Unit.  The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion.  The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Condensate.  Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

Deep shelf well.  A well drilled on the outer continental shelf to subsurface depths greater than 15,000 feet.

Deepwater.  Depths greater than 1,300 feet (the approximate depth of deepwater designation for royalty purposes by the U.S. Minerals Management Service).

Developed acreage.  The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development well.  A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

Dry hole.  A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Dry hole costs.  Costs incurred in drilling a well, assuming a well is not successful, including plugging and abandonment costs.

Exploitation.  Ordinarily considered to be a form of development within a known reservoir.

Exploratory well.  A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

Farm-in or farm-out.  An agreement under which the owner of a working interest in an oil or gas lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a “farm-in” while the interest transferred by the assignor is a “farm-out.”

Field.  An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Gross acres or gross wells.  The total acres or wells, as the case may be, in which a working interest is owned.

Lease operating expenses.  The expenses of lifting oil or gas from a producing formation to the surface, and the transportation and marketing thereof, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, ad valorem taxes and other expenses incidental to production, but not including lease acquisition or drilling or completion expenses.

Mbbls.  Thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.  Thousand cubic feet of natural gas.

Mcfe.  Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

MMBls.  Million barrels of crude oil or other liquid hydrocarbons.

MMBtu.  Million British Thermal Units.

MMcf.  Million cubic feet of natural gas.

MMcfe.  Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

Net acres or net wells.  The sum of the fractional working interests owned in gross acres or wells, as the case may be.

Net revenue interest.  An interest in all oil and natural gas produced and saved from, or attributable to, a particular property, net of all royalties, overriding royalties, net profits interests, carried interests, reversionary interests and any other burdens to which the person’s interest is subject.

Payout.  Generally refers to the recovery by the incurring party to an agreement of its costs of drilling, completing, equipping and operating a well before another party’s participation in the benefits of the well commences or is increased to a new level.

PV10 or present value of estimated future net revenues.  An estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the Securities and Exchange Commission’s practice, to determine their “present value.” The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs at the date indicated and held constant for the life of the reserves.

Productive well.  A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Prospect.  A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved developed non-producing reserves.  Proved developed reserves expected to be recovered from zones behind casing in existing wells.

Proved developed producing reserves.  Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

Proved developed reserves.  Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. This definition of proved developed reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the website at http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

Proved reserves.  The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. This definition of proved reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the website at http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

Proved undeveloped reserves.  Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. This definition of proved undeveloped reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the website at http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

Reservoir.  A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Shelf.  Areas in the Gulf of Mexico with depths less than 1,300 feet. Our shelf area and operations also includes a small amount of properties and operations in the onshore and bay areas of the Gulf Coast.

Subsea tieback.  A method of completing a productive well by connecting its wellhead equipment located on the sea floor by means of control umbilical and flow lines to an existing production platform located in the vicinity.

Subsea trees.  Wellhead equipment installed on the ocean floor.

Undeveloped acreage.  Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether or not such acreage contains proved reserves.

Working interest.  The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets at December 31, 2005 and 2004	F-3
Statements of Operations for the year ended December 31, 2005; the period from March 3, 2004 through December 31, 2004; the period from January 1, 2004 through March 2, 2004; and the year ended December 31, 2003
F-4
Statements of Stockholders’ Equity and Comprehensive Income for the year ended December 31, 2005; the period from March 3, 2004 through December 31, 2004; the period from January 1, 2004 through March 2, 2004; and the year ended December 31, 2003
F-5
Statements of Cash Flows for the year ended December 31, 2005; the period from March 3, 2004 through December 31, 2004; the period from January 1, 2004 through March 2, 2004; and the year ended December 31, 2003
F-6
Notes to the Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors & Stockholders
Mariner Energy, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Mariner Energy, Inc. (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for the year ended December 31, 2005, for the period January 1, 2004 through March 2, 2004 (Pre-merger), for the period from March 3, 2004 through December 31, 2004 (Post merger), and for the year ended December 31, 2003 (Pre-merger). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mariner Energy, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the year ended December 31, 2005, for the period January 1, 2004 through March 2, 2004 (Pre-merger), for the period from March 3, 2004 through December 31, 2004 (Post merger), and for the year ended December 31, 2003 (Pre-merger) in conformity with accounting principles generally accepted in the United States of America.

The Company changed its method of accounting for asset retirement obligations in 2003. This change is discussed in Note 1 to the Consolidated Financial Statements.

As described in Note 1 to the Consolidated Financial Statements, on March 2, 2004, Mariner Energy LLC, the Company’s parent company, merged with an affiliate of the private equity funds Carlyle/Riverstone Global Energy and Power Fund II, L.P. and ACON Investments LLC.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 30, 2006
(September 18, 2006 as to Note 13)

MARINER ENERGY, INC.

BALANCE SHEETS

	December 31,	December 31,
	2005	2004
	(In thousands except share data)

Current Assets:
Cash and cash equivalents	$4,556	$2,541
Receivables, net of allowances of $500 and $307 at December 31, 2005 and December 31, 2004, respectively	88,651	52,734
Deferred tax asset	26,017	—
Prepaid expenses and other	22,208	10,471

Total current assets	141,432	65,746
Property and Equipment:
Oil and gas properties, full cost method:
Proved	574,725	319,553
Unproved, not subject to amortization	40,176	36,245

Total	614,901	355,798
Other property and equipment	11,048	960
Accumulated depreciation, depletion and amortization	(110,006)	(52,985)

Total property and equipment, net	515,943	303,773
Deferred Tax Asset	—	3,029
Other Assets, Net of Amortization	8,161	3,471

TOTAL ASSETS	$665,536	$376,019

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$37,530	$2,526
Accrued liabilities	123,689	81,831
Accrued interest	614	79
Derivative liability	42,173	16,976

Total current liabilities	204,006	101,412
Long-Term Liabilities:
Abandonment liability	38,176	19,268
Deferred income tax	25,886	—
Derivative liability	21,632	5,432
Bank debt	152,000	105,000
Note payable	4,000	10,000
Other long-term liabilities	6,500	1,000

Total long-term liabilities	248,194	140,700
Commitments and Contingencies (see Note 7)
Stockholders’ Equity:
Common stock, $.0001 par value; 70,000,000 shares authorized, 35,615,400 and 29,748,130 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	4	1
Additional paid-in-capital	167,318	91,917
Unearned compensation	(6,613)	—
Accumulated other comprehensive (loss)	(41,473)	(11,630)
Accumulated retained earnings	94,100	53,619

Total stockholders’ equity	213,336	133,907

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$665,536	$376,019

The accompanying notes are an integral part of these financial statements

MARINER ENERGY, INC.

STATEMENTS OF OPERATIONS

	Post-Merger		Pre-Merger
		Period from	Period from
		March 3,	January 1,
		2004	2004
	Year Ended	through	through	Year Ended
	December 31,	December 31,	March 2,	December 31,
	2005	2004	2004	2003
	(In thousands except share data)
Revenues:
Oil sales	$73,831	$63,498	$12,709	$37,992
Gas sales	122,291	110,925	27,055	104,551
Other revenues	3,588	—	—	—

Total revenues	199,710	174,423	39,764	142,543

Costs and Expenses:
Lease operating expense	29,882	21,363	4,121	24,719
Transportation expense	2,336	1,959	1,070	6,252
General and administrative expense	37,053	7,641	1,131	8,098
Depreciation, depletion and amortization	59,426	54,281	10,630	48,339
Derivative settlements	—	—	—	3,222
Impairment of production equipment held for use	1,845	957	—	—

Total costs and expenses	130,542	86,201	16,952	90,630

OPERATING INCOME	69,168	88,222	22,812	51,913
Interest:
Income	779	225	91	756
Expense, net of amounts capitalized	(8,172)	(6,045)	(5)	(6,981)

Income before taxes	61,775	82,402	22,898	45,688
Provision for income taxes	(21,294)	(28,783)	(8,072)	(9,387)

Income before cumulative effect of change in accounting method, net of tax effects	40,481	53,619	14,826	36,301
Cumulative effect of change in accounting method, net of tax effects	—	—	—	1,943

NET INCOME	$40,481	$53,619	$14,826	$38,244

Earnings per share:
Net income per share — basic
Income before cumulative effect of change in accounting method, net of tax effects	$1.24	$1.80	$.50	$1.22
Cumulative effect of change in accounting method, net of tax effects	—	—	—	.07

Income per share — basic	$1.24	$1.80	$.50	$1.29

Net income per share — diluted
Income before cumulative effect of change in accounting method, net of tax effects	$1.20	$1.80	$.50	$1.22
Cumulative effect of change in accounting method, net of tax effects	—	—	—	.07

Income per share — diluted	$1.20	$1.80	$.50	$1.29

Weighted average shares outstanding — basic	32,667,582	29,748,130	29,748,130	29,748,130
Weighted average shares outstanding — diluted	33,766,577	29,748,130	29,748,130	29,748,130

The accompanying notes are an integral part of these financial statements

MARINER ENERGY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

					Accumulated	Accumulated
			Additional		Other	Retained	Total
	Common Stock		Paid-In	Unearned	Comprehensive	Earnings	Stockholders’
	Shares	Amount	Capital	Compensation	Income (Loss)	(Deficit)	Equity
	(In thousands)

Balance at December 31, 2002	29,748	$1	$227,318	—	$(14,177)	$(43,046)	$170,096

Net income	—	—	—	—	—	38,244	38,244
Change in fair value of derivative hedging instruments	—	—	—	—	39,280	—	39,280
Hedge settlements reclassified to income	—	—	—	—	(29,463)	—	(29,463)
Total comprehensive income	—	—	—	—	—	—	48,061

Balance at December 31, 2003	29,748	$1	$227,318	—	$(4,360)	$(4,802)	$218,157

Pre-Merger Net Income	—	—	—	—	—	14,826	14,826
Change in fair value of derivative hedging instruments	—	—	—	—	(7,312)	—	(7,312)
Hedge settlements reclassified to income	—	—	—	—	(745)	—	(745)
Total comprehensive income	—	—	—	—	—	—	6,769

Pre-Merger Balance at March 2, 2004	29,748	$1	$227,318	—	$(12,417)	$10,024	$224,926

Post-Merger
Dividend	—	—	—	—	—	(166,432)	(166,432)
Merger adjustments	—	—	(135,401)	—	12,417	156,408	33,424

Balance at March 3, 2004	29,748	$1	$91,917	—	$—	$—	$91,918

Net income	—	—	—	—	—	53,619	53,619
Change in fair value of derivative hedging instruments — net of income taxes	—	—	—	—	(32,171)	—	(32,171)
Hedge settlements reclassified to income — net of income taxes	—	—	—	—	20,541	—	20,541
Total comprehensive income	—	—	—	—	—	—	41,989

Balance at December 31, 2004	29,748	$1	$91,917	—	$(11,630)	$53,619	$133,907

Common shares issued — private equity offering	3,600	2	44,331	—	—	—	44,333
Common shares issued — restricted stock	2,267	1	31,741	(31,742)	—	—	—
Amortization of unearned compensation — net of income taxes	—	—	—	25,129	—	—	25,129
Stock compensation expense — stock options — net of income taxes	—	—	594	—	—	—	594
Contributed capital — Mariner Energy, LLC and Mariner Holdings, Inc.	—	—	3,057	—	—	—	3,057
Merger adjustments	—	—	(4,322)	—	—	—	(4,322)
Comprehensive income:
Net income	—	—	—	—	—	40,481	40,481
Other comprehensive income (loss):
Change in fair value of derivative hedging instruments — net of income taxes	—	—	—	—	(61,878)	—	(61,878)
Hedge settlements reclassified to income — net of income taxes	—	—	—	—	32,035	—	32,035
Total comprehensive income (loss)	—	—	—	—	—	—	10,638

Balance at December 31, 2005	35,615	$4	$167,318	$(6,613)	$(41,473)	$94,100	$213,336

The accompanying notes are an integral part of these financial statements

MARINER ENERGY, INC.

STATEMENTS OF CASH FLOWS

	Post-Merger		Pre-Merger
		Period from	Period from
		March 3,	January 1,
		2004	2004
	Year Ended	through	through	Year Ended
	December 31,	December 31,	March 2,	December 31,
	2005	2004	2004	2003
	(In thousands)
Operating Activities:
Net income	$40,481	$53,619	$14,826	$38,244
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax	21,294	27,162	8,072	—
Depreciation, depletion and amortization	60,640	55,067	10,630	48,414
Stock compensation expense	25,726	—	—	—
Hedge activities	—	—	—	(2,030)
Impairment of production equipment held for use	1,845	957	—	—
Cumulative effect of changes in accounting method	—	—	—	(2,988)
Changes in operating assets and liabilities:
Receivables	(32,916)	(10,615)	(8,847)	(3,599)
Prepaid expenses and other	(5,201)	(965)	551	(2,257)
Other assets	(184)	321	(963)	1,485
Accounts payable and accrued liabilities	53,759	9,697	(3,974)	1,208
Taxes payable to parent company and deferred income tax	—	—	—	10,432

Net cash provided by operating activities	165,444	135,243	20,295	88,909

Investing Activities:
Additions to oil and gas properties	(237,729)	(133,425)	(15,264)	(83,228)
Proceeds from property conveyances	18	—	—	121,625
Additions to other property and equipment	(10,088)	(172)	(78)	(50)
Restricted cash	—	620	1	14,574

Net cash (used in) provided by investing activities	(247,799)	(132,977)	(15,341)	52,921

Financing Activities:
Initial borrowings from revolving credit facility, net of fees	—	131,579	—	—
Repayment of subordinated notes	—	—	—	(100,000)
Repayment of term note	(6,000)	—	—	—
Credit facility borrowings (repayments), net	47,000	(30,000)	—	—
Proceeds from private equity offering	44,331	—	—	—
Deferred offering costs	(3,840)	—	—	—
Capital contribution from affiliates	2,879	—	—	—

Dividend to Mariner Energy LLC	—	(166,432)	—	—

Net cash (used in) provided by financing activities	84,370	(64,853)	—	(100,000)

Increase (Decrease) in Cash and Cash Equivalents	2,015	(62,587)	4,954	41,830
Cash and Cash Equivalents at Beginning of Period	2,541	65,128	60,174	18,344

Cash and Cash Equivalents at End of Period	$4,556	$2,541	$65,128	$60,174

The accompanying notes are an integral part of these financial statements

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

1.	Summary of Significant Accounting Policies

Operations — Mariner Energy, Inc. (the “Company”) is an independent oil and gas exploration, development and production company with principal operations in the Gulf of Mexico, both shelf and deepwater, and the Permian Basin in West Texas.

Organization — On March 2, 2004, Mariner Energy LLC, the parent company of Mariner Energy, Inc. (the “Company”), merged with a subsidiary of MEI Acquisitions Holdings, LLC, an affiliate of the private equity funds Carlyle/Riverstone Global Energy and Power Fund II, L.P. and ACON Investments LLC (the “Merger”). Prior to the Merger, Joint Energy Development Investments Limited Partnership (“JEDI”), which is an indirect wholly-owned subsidiary of Enron Corp. (“Enron”), owned approximately 96% of the common stock of Mariner Energy LLC (see Note 2). In the Merger, all the shares of common stock in Mariner Energy LLC were converted into the right to receive cash and certain other consideration. As a result, JEDI no longer owns any interest in Mariner Energy LLC, and the Company is no longer affiliated with JEDI or Enron.

Simultaneously with the Merger, the Company obtained a revolving line of credit with initial advances of $135 million from a group of banks. The loan proceeds and an additional $31.2 million of Company funds distributed to Mariner Energy LLC were used to pay a portion of the gross Merger consideration (which included repayment of $197.6 million of Mariner Energy LLC debt outstanding at the time of the Merger) and estimated transaction costs and expenses associated with the Merger and bank financing. The Company also issued a $10 million note and assigned a fully reserved receivable valued at $1.9 million to JEDI as part of JEDI’s Merger consideration. In addition, pursuant to the Merger agreement, JEDI agreed to indemnify the Company from certain liabilities and the Company agreed to pay additional Merger consideration contingent upon the outcome of a certain five well drilling program that was completed in the second quarter of 2004. In September 2004, the Company paid approximately $161,000 as additional Merger consideration related to the five well drilling program, and the Company believes it has fully discharged its obligations thereunder.

The sources and uses of funds related to the Merger were as follows:

Mariner Energy, Inc. bank loan proceeds	$135.0
Note payable issued by Mariner Energy, Inc. to former parent	10.0
Equity from new owners	100.0
Distributions from Mariner Energy, Inc.	31.2
Assignment by Mariner Energy, Inc. of receivables	1.9

Total	$278.1

Repayment of former parent debt obligation	$197.6
Merger consideration to stockholders and warrant holders	73.5
Acquisition costs and other expenses	7.0

Total	$278.1

As a result of the change in control, accounting principles generally accepted in the United States requires the Merger and the resulting acquisition of Mariner Energy LLC by MEI Acquisitions Holdings, LLC to be accounted for as a purchase transaction in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations”. Staff Accounting bulletin No. 54 (“SAB 54”) requires the application of “push down accounting” in situations where the ownership of an entity has changed, meaning that the post-transaction financial statements of the Company reflect the new basis of accounting. Accordingly, the financial

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

statements as of December 31, 2004 reflect the Company’s fair value basis resulting from the acquisition that has been pushed down to the Company. The aggregate purchase price has been allocated to the underlying assets and liabilities based upon the respective estimated fair values at March 2, 2004 (date of Merger). The allocation of the purchase price has been finalized. Carryover basis accounting applies for tax purposes. Based on subsequent tax filings during the year ended December 31, 2005, the Company recorded a $4.3 million adjustment to the estimated tax basis at acquisition. All financial information presented prior to March 2, 2004 represents the basis of accounting used by the pre-Merger entity. The period January 1, 2004 through March 2, 2004 is referred to as 2004 Pre-Merger and the period March 3, 2004 through December 31, 2004 is referred to as 2004 Post-Merger.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the March 2, 2004 acquisition:

ALLOCATION OF PURCHASE PRICE TO MARINER ENERGY, INC.

March 2,
2004
(In millions)

Oil and natural gas properties — proved	$203.5
Oil and natural gas properties — unproved	25.2
Other property and equipment and other assets	0.7
Current assets	83.2
Deferred tax asset(1)	9.1
Other assets	4.6
Accounts payable and accrued expenses	(62.2)
Long-Term Liability	(14.7)
Fair value of oil and natural gas derivatives	(12.4)
Debt	(145.0)

Total Allocation	$92.0

(1)	Represents deferred income taxes recorded at the date of the Merger due to differences between the book basis and the tax basis of assets. For book purposes, we had a step-up in basis related to purchase accounting while our existing tax basis carried over.

The following reflects the unaudited pro forma results of operations as though the Merger had been consummated at January 1, 2004.

Twelve Months
Ending December 31,
2004
(In millions)

Revenues and other income	$214.2
Income before taxes and change in accounting method	103.0
Net income	67.0

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

On February 10, 2005, in anticipation of the Company’s private placement of 31,452,500 shares of common stock (the “Private Equity Offering”), Mariner Holdings, Inc. (the direct parent of Mariner Energy, Inc.) and Mariner Energy LLC (the direct parent of Mariner Holdings, Inc.) were merged into Mariner Energy, Inc. and ceased to exist. The mergers of Mariner Holdings, Inc. and Mariner Energy LLC into the Company had no operational or financial impact on the Company; however, intercompany receivables of $0.2 million and $2.9 million in cash held by the affiliates were transferred to the Company in February 2005 and accounted for as additional paid-in capital.

On March 2, 2006, the Company completed a merger transaction with Forest Energy Resources, Inc. As a result of this merger, the Company acquired the offshore Gulf of Mexico operations of Forest Oil Corporation and amended and restated its credit facility. See Note 9, “Subsequent Events.”

Net Income Per Share — Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Fully diluted earnings per share assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all potentially dilutive securities.

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

	Post-Merger		Pre-Merger
		Period from	Period from
		March 3,	January 1,
		2004	2004
	Year Ended	through	through	Year Ended
	December 31,	December 31,	March 2,	December 31,
	2005	2004	2004	2003
	(In thousands except per share data)

Numerator:
Income before cumulative effect of change in accounting method, net of tax effects	$40,481	$53,619	$14,826	$36,301
Cumulative effect of change in accounting method, net of tax effects	—	—	—	1,943
Net income	$40,481	$53,619	$14,826	$38,244
Denominator:
Weighted average shares outstanding	32,668	29,748	29,748	29,748
Add dilutive securities	1,099	—	—	—
Total weighted average shares outstanding and dilutive securities	33,767	29,748	29,748	29,748
Earnings per share — basic:
Income before cumulative effect of change in accounting method, net of tax effects	$1.24	$1.80	$0.50	$1.22
Cumulative effect of change in accounting method, net of tax effects	—	—	—	0.07
Net income per share — basic	$1.24	$1.80	$0.50	$1.29
Earnings per share — diluted:
Income before cumulative effect of change in accounting method, net of tax effects	$1.20	$1.80	$0.50	$1.22
Cumulative effect of change in accounting method, net of tax effects	—	—	—	0.07
Net income per share — diluted	$1.20	$1.80	$0.50	$1.29

Effective March 3, 2005, we effected a stock split increasing our authorized shares from 2,000,000 to 70,000,000 and our outstanding shares from 1,380 to 29,748,130. We also changed the stated par value of our stock from $1 to $.0001 per share. The accompanying financial and earnings per share information has been restated utilizing the post-split shares. Effective with our merger on March 2, 2004, all company stock option plans and associated outstanding stock options were canceled.

For the periods presented prior to 2005, Mariner Energy, Inc. had no outstanding stock options so the basic and diluted earnings per share were the same. In March 2005, 2,267,270 restricted stock awards were granted under the Equity Participation Plan and 787,360 stock options were granted under the Stock Incentive Plan. During the second and third quarters of 2005, an additional 21,640 stock options were granted under the Stock Incentive Plan for a total of 809,000 stock options outstanding as of December 31, 2005. Outstanding restricted stock and unexercised stock options diluted earnings by $0.04 per share for the year ended December 31, 2005.

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

Cash and Cash Equivalents — All short-term, highly liquid investments that have an original maturity date of three months or less are considered cash equivalents.

Receivables — Substantially all of the Company’s receivables arise from sales of oil or natural gas, or from reimbursable expenses billed to the other participants in oil and gas wells for which the Company serves as operator. We routinely assess the recoverability of all material trade and other receivables to determine their collectibility. We accrue a reserve on a receivable when, based on the judgment of management, it is probable that a receivable will not be collected and the amount of the reserve may be reasonably estimated.

Oil and Gas Properties — Oil and gas properties are accounted for using the full-cost method of accounting. All direct costs and certain indirect costs associated with the acquisition, exploration and development of oil and gas properties are capitalized. Amortization of oil and gas properties is provided using the unit-of-production method based on estimated proved oil and gas reserves. No gains or losses are recognized upon the sale or disposition of oil and gas properties unless the sale or disposition represents a significant quantity of oil and gas reserves, which would have a significant impact on the depreciation, depletion and amortization rate.

Under full cost accounting rules, total capitalized costs are limited to a ceiling equal to the present value of future net revenues, discounted at 10% per annum, plus the lower of cost or fair value of unproved properties less income tax effects (the “ceiling limitation”). We perform a quarterly ceiling test to evaluate whether the net book value of our full cost pool exceeds the ceiling limitation. If capitalized costs (net of accumulated depreciation, depletion and amortization) less related deferred taxes are greater than the discounted future net revenues or ceiling limitation, a write-down or impairment of the full cost pool is required. A write-down of the carrying value of the full cost pool is a non-cash charge that reduces earnings and impacts stockholders’ equity in the period of occurrence and typically results in lower depreciation, depletion and amortization expense in future periods. Once incurred, a write-down is not reversible at a later date.

The ceiling test is calculated using natural gas and oil prices in effect as of the balance sheet date and adjusted for “basis” or location differential, held constant over the life of the reserves. We use derivative financial instruments that qualify for cash flow hedge accounting under SFAS 133 to hedge against the volatility of natural gas prices and, in accordance with SEC guidelines, we include estimated future cash flows from our hedging program in our ceiling test calculation. In addition, subsequent to the adoption of SFAS 143, “Accounting for Asset Retirement Obligations,” the future cash outflows associated with settling asset retirement obligations are not included in the computation of the discounted present value of future net revenues for the purposes of the ceiling test calculation.

Unproved Properties — The costs associated with unevaluated properties and properties under development are not initially included in the full cost amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination together with interest costs capitalized for these projects. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs, including 3-D seismic data costs, are included in the full cost amortization base as incurred when such costs cannot be associated with specific unevaluated properties for which we own a direct interest. Seismic data costs are associated with specific unevaluated properties if the seismic data is acquired for the purpose of evaluating acreage or trends covered by a leasehold interest owned by us. We make this determination based on an analysis of leasehold and seismic maps and discussions with our Chief Exploration Officer. Geological and geophysical costs included in unproved properties are transferred to the full cost amortization base along with

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

the associated leasehold costs on a specific project basis. Costs associated with ells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. Costs of dry holes are transferred to the amortization base immediately upon determination that the well is unsuccessful. All items included in our unevaluated property balance are assessed on a quarterly basis for possible impairment or reduction in value.

Other Property and Equipment — Depreciation of other property and equipment is provided on a straight-line basis over their estimated useful lives, which range from three to twenty-two years.

Prepaid Expenses and Other — Prepaid expenses and other includes $3.3 million of oil and gas lease and well equipment held in inventory at December 31, 2005. In 2005 and 2004, we reduced the carrying cost of our inventory by $1.8 million and $1.0 million, respectively, to account for a reduction in the estimated value, primarily related to subsea trees and wellhead equipment held in inventory. Other current assets at December 31, 2005 also include prepaid insurance and seismic costs of $13.9 million and deferred offering costs of $3.8 million related to the merger with Forest Energy Resources.

Other Assets — Other assets as of December 31, 2005 were primarily comprised of $1.4 million of amortizable bank fees, $2.3 million in non-current receivables and $4.3 million of prepaid seismic costs. Other assets as of December 31, 2004 were primarily comprised of $2.5 million of amortizable bank fees and various deposits held by third parties. Accumulated amortization as of December 31, 2005 and 2004 was $2.1 million and $0.9 million, respectively.

Production Costs — All costs relating to production activities, including workover costs incurred to maintain production, are charged to expense as incurred.

General and Administrative Costs and Expenses — Under the full cost method of accounting, a portion of our general and administrative expenses that are attributable to our acquisition, exploration and development activities are capitalized as part of our full cost pool. These capitalized costs include salaries, employee benefits, costs of consulting services and other costs directly identified with acquisition exploration and development activities. We capitalized general and administrative costs related to our acquisition, exploration and development activities, during 2005, 2004 and 2003 of $5.3 million, $6.9 million and $6.6 million, respectively.

We receive reimbursement for administrative and overhead expenses incurred on behalf of other working interest owners on properties we operate. These reimbursements totaling $6.9 million, $4.4 million and $1.8 million for the years ended December 31, 2005, 2004 and 2003, respectively, were allocated as reductions to general and administrative expenses incurred. Generally, we do not receive any reimbursements or fees in excess of the costs incurred; however, if we did, we would credit the excess to the full cost pool to be recognized through lower cost amortization as production occurs.

Income Taxes — The Company’s taxable income is included in a consolidated United States income tax return with Mariner Energy LLC. In February 2005, Mariner Energy LLC was merged into Mariner Energy, Inc. Following the effective date of that merger through March 2006, Mariner Energy, Inc. will file its own income tax return. After the Forest merger in March 2006 merger, the Company’s taxable income will be included in a consolidated United States income tax return with Forest Energy Resources and the Company’s other subsidiaries. The intercompany tax allocation policy provides that each member of the consolidated group compute a provision for income taxes on a separate return basis. The Company records its income taxes using an asset and liability approach which results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be recovered.

Capitalized Interest Costs — The Company capitalizes interest based on the cost of major development projects which are excluded from current depreciation, depletion, and amortization calculations. Capitalized interest costs were approximately $0.7 million for 2005, $0.4 and $-0- million for 2004 Post-merger and 2004 Pre-merger, respectively, and $0.7 million for 2003.

Accrual for Future Abandonment Costs — Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 was adopted on January 1, 2003. SFAS No. 143 requires that the fair value of a liability for an asset’s retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

The adoption of SFAS 143 resulted in a January 1, 2003 cumulative effect adjustment to record (i) an $11.3 million increase in the carrying values of proved properties, and (ii) a $4.5 million increase in current abandonment liabilities. The net impact of these items was to record a pre-tax gain of $3.0 million as a cumulative effect adjustment of a change in accounting principle in the Company’s statements of operations upon adoption on January 1, 2003.

The following roll forward is provided as a reconciliation of the beginning and ending aggregate carrying amounts of the asset retirement obligation.

(In millions)

Abandonment liability as of January 1, 2004 (Pre-Merger)	$15.0
Liabilities Incurred	—
Claims Settled	(1.5)
Accretion Expense	0.2

Abandonment Liability as of March 2, 2004 (Pre-merger)	$13.7

Abandonment Liability as of March 3, 2004 (Post-merger)	$13.7
Liabilities Incurred	11.5
Claims Settled	(2.7)
Accretion Expense	1.5

Abandonment Liability as of December 31, 2004 (Post-merger)(1)	$24.0

Liabilities Incurred	28.6
Claims Settled	(5.5)
Accretion Expense	2.4

Abandonment Liability as of December 31, 2005 (Post-merger)(2)	$49.5

(1)	Includes $4.7 million classified as a current accrued liability at December 31, 2004.

(2)	Includes $11.4 million classified as a current accrued liability at December 31, 2005.

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

Hedging Program — The Company utilizes derivative instruments in the form of natural gas and crude oil price swap agreements and costless collar arrangements in order to manage price risk associated with future crude oil and natural gas production and fixed-price crude oil and natural gas purchase and sale commitments. Such agreements are accounted for as hedges using the deferral method of accounting. Gains and losses resulting from these transactions, recorded at market value, are deferred and recorded in Accumulated Other Comprehensive Income (“AOCI”) as appropriate, until recognized as operating income in the Company’s Statement of Operations as the physical production hedged by the contracts is delivered.

The net cash flows related to any recognized gains or losses associated with these hedges are reported as oil and gas revenues and presented in cash flows from operations. If the hedge is terminated prior to expected maturity, gains or losses are deferred and included in income in the same period as the physical production hedged by the contracts is delivered.

The conditions to be met for a derivative instrument to qualify as a cash flow hedge are the following: (i) the item to be hedged exposes the Company to price risk; (ii) the derivative reduces the risk exposure and is designated as a hedge at the time the derivative contract is entered into; and (iii) at the inception of the hedge and throughout the hedge period there is a high correlation of changes in the market value of the derivative instrument and the fair value of the underlying item being hedged.

When the designated item associated with a derivative instrument matures, is sold, extinguished or terminated, derivative gains or losses are recognized as part of the gain or loss on sale or settlement of the underlying item. When a derivative instrument is associated with an anticipated transaction that is no longer expected to occur or if correlation no longer exists, the gain or loss on the derivative is recognized in income to the extent the future results have not been offset by the effects of price or interest rate changes on the hedged item since the inception of the hedge.

Revenue Recognition — We use the entitlements method of accounting for the recognition of natural gas and oil revenues. Under this method of accounting, income is recorded based on our net revenue interest in production or nominated deliveries. We incur production gas volume imbalances in the ordinary course of business. Net deliveries in excess of entitled amounts are recorded as liabilities, while net under deliveries are reflected as assets. Imbalances are reduced either by subsequent recoupment of over-and-under deliveries or by cash settlement, as required by applicable contracts. Production imbalances are marked-to-market at the end of each month at the lowest of (i) the price in effect at the time of production; (ii) the current market price; or (iii) the contract price, if a contract is in hand.

The Company’s gas balancing assets and liabilities are not material as oil and gas volumes sold are not significantly different from the Company’s share of production.

Financial Instruments — The Company’s financial instruments consist of cash and cash equivalents, receivables, payables and outstanding debt. The carrying amount of the Company’s other instruments noted above approximate fair value due to the short-term nature of these investments. The carrying amount of our long-term debt approximates fair value as the interest rates are generally indexed to current market rates.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

Major Customers — During the twelve months ended December 31, 2005, sales of oil and gas to three purchasers accounted for 24%, 10% and 15% of total revenues. During the year ended December 31, 2004, sales of oil and gas to three purchasers, including an Enron affiliate, accounted for 27%, 18% and 12% of total revenues. During the year ended December 31, 2003, sales of oil and gas to three purchasers, including an Enron affiliate, accounted for 34%, 19% and 14% of total revenues. Management believes that the loss of any of these purchasers would not have a material impact on the Company’s financial condition, results of operations or cash flows.

Stock Options — The Company (as allowed by SFAS No. 123 “Accounting for Stock Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”) has historically applied APB Opinion No. 25 “Accounting for Stock Issued to Employees” for its grants made pursuant to its employee stock option plans. The Company applies APB Opinion 25 and related interpretations in accounting for the Stock Option Plan. Accordingly, no compensation cost has been recognized for the Stock Option Plan. Had compensation cost for the Stock Option Plan been determined based on the fair value at the grant date for awards under the Stock Option Plan consistent with the method of SFAS No. 123, the Company’s net income for the years ended December 31, 2004 and 2003 would not have changed.

Effective January 1, 2005, we adopted the fair value expense recognition provisions of SFAS 123(R). Using the modified retrospective application, the Company would be required to give effect to the fair-value based method of accounting for awards granted, modified, or settled in cash in fiscal years beginning after December 15, 1994 on a basis consistent with the pro forma disclosures required for those periods by Statement 123, as amended by FASB Statement No. 14 “Accounting for Stock Based Compensation — Transition and Disclosure”. Since the Company had no employee stock options plans in effect at January 1, 2005, adoption of this method is expected to have no impact on historical information presented by the Company.

As a result of the adoption of the above described SFAS No. 123(R), we recorded compensation expense for the fair value of restricted stock that was granted pursuant to our Equity Participation Plan (see “Management of Mariner — Equity Participation Plan”) and for subsequent grants of stock options or restricted stock made pursuant to the Mariner Energy, Inc. Stock Incentive Plan (see “Management of Mariner — Stock Incentive Plan”). We recorded compensation expense for the restricted stock grants equal to their fair value at the time of the grant, amortized pro rata over the restricted period. General and administrative expense for the year ended December 31, 2005 includes $25.7 million of compensation expense related to restricted stock granted in 2005 and $0.6 million of compensation expense related to stock options outstanding as of December 31, 2005. For the year ended December 31, 2004, we recorded no stock compensation expense related to either restricted stock or stock options.

Recent Accounting Pronouncements — In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29,” which provides that all nonmonetary asset exchanges that have commercial substance must be measured based on the fair value of the assets exchanged and any resulting gain or loss recorded. An exchange is defined as having commercial substance if it results in a significant change in expected future cash flows. Exchanges of operating interests by oil and gas producing companies to form a joint venture continue to be exempted. APB Opinion No. 29 previously exempted all exchanges of similar productive assets from fair value accounting, therefore resulting in no gain or loss recorded for such exchanges. SFAS No. 153 became effective for fiscal periods beginning on or after June 15, 2005. Accordingly, we adopted this statement effective June 30, 2005

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

and it did not have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when the obligation is incurred — generally upon acquisition, construction, or development and/or through the normal operation of the asset, if the fair value of the liability can be reasonably estimated. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Uncertainty about the timing and/or method of settlement is required to be factored into the measurement of the liability when sufficient information exists. We adopted FIN No. 47 on December 31, 2005 and it did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle, including voluntary changes in accounting principle and changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior period financial statements of changes in accounting principle. If impractical to determine either the period-specific effects or the cumulative effect of the change, the new accounting principle would be applied as if it were adopted prospectively from the earliest date practical. The correction of errors in prior period financial statements should be identified as a “restatement.” SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. Accordingly, adopted this statement effective January 1, 2006 and, upon adoption, it did not have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2005, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” EITF Issue 04-13 requires that purchases and sales of inventory with the same counterparty in the same line of business should be accounted for as a single non-monetary exchange, if entered into in contemplation of one another. The consensus is effective for inventory arrangements entered into, modified or renewed in interim or annual reporting periods beginning after March 15, 2006. We do not expect the adoption of this EITF Issue to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the FASB’s interim guidance which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect this Statement to have a material impact on our consolidated financial position, results of operations or cash flows.

2.	Related Party Transactions

Organization and Ownership of the Company — Until February 10, 2005, the Company was a wholly-owned subsidiary of Mariner Holdings, Inc., which was a wholly-owned subsidiary of Mariner Energy LLC.

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

From April 1, 1996, until October 1998, Mariner Holdings, Inc. was a majority-owned subsidiary of JEDI, an affiliate of Enron. In October 1998, JEDI and other stockholders of Mariner Holdings, Inc. exchanged all of their common shares of Mariner Holdings, Inc. for an equivalent ownership percentage in Mariner Energy LLC. From October 1998 until the Merger, Mariner Energy LLC was a majority-owned subsidiary of JEDI.

During the period of JEDI’s ownership of the Company, Mariner Energy LLC and the Company entered into various financing and operating transactions, such as oil and gas sale transactions, commodity price hedge transactions, and financial transactions with affiliates of Enron. Below is a summary of key transactions between the Company or Mariner Energy LLC and Enron-affiliated entities.

On February 10, 2005, in anticipation of the Private Equity Offering, Mariner Holdings, Inc. (the direct parent of Mariner Energy, Inc.) and Mariner Energy LLC (the direct parent of Mariner Holdings, Inc.) were merged into Mariner Energy, Inc. and ceased to exist. The mergers of Mariner Holdings, Inc. and Mariner Energy LLC into the Company had no operational or financial impact on the Company.

Mariner Energy LLC

Enron Affiliate Term Loan — In March 2000, Mariner Energy LLC established an unsecured term loan with Enron North America Corp. (“ENA”), an affiliate of Enron, to repay amounts outstanding under various affiliate credit facilities at Mariner Energy LLC and the Company and provide additional working capital. The loan bore interest at 15%, which interest accrued and was added to the loan principal. In conjunction with the loan, warrants were issued to ENA providing the right to purchase up to 900,000 common shares of Mariner Energy LLC for $0.01 per share. The loan and warrants were subsequently assigned by ENA to another Enron affiliate. In connection with the Merger, the loan balance, which was approximately $192.8 million as of December 31, 2003, was repaid in full, and the warrants were exercised and the holders received their pro rata portion of the Merger consideration.

Mariner Energy, Inc.

As of March 2, 2004 the Company is no longer affiliated with Enron.

Oil and Gas Production Sales to Enron Affiliates — During the years ending December 31, 2004 and 2003, sales of oil and gas production to Enron affiliates were $62.6 million and $32.6 million, respectively. These sales were generally made on one to three month contracts. At the time Enron filed its petition for bankruptcy protection in December 2001, the Company immediately ceased selling its physical production to Enron Upstream Company, LLC, an Enron affiliate; however, it continued to sell its production to Bridgeline Gas Marketing, LLC, another Enron affiliate. No default in payment by Bridgeline has occurred. As of December 31, 2001, after Enron filed for bankruptcy protection, the Company had an outstanding receivable of $3.0 million from ENA Upstream related to sales of production. This amount was not paid as scheduled. In 2001, we fully allowed for its uncollectability and reduced the outstanding receivable to $-0-. The Company submitted a proof of claim to the bankruptcy court presiding over the Enron bankruptcy for amounts owed to it by ENA Upstream. As part of the Merger consideration, the Company assigned this and another receivable to JEDI at an agreed value of approximately $1.9 million.

Price Risk Management Activities — The Company engages in price risk management activities from time to time. These activities are intended to manage its exposure to fluctuations in commodity prices for natural gas and crude oil. The Company primarily utilizes price swaps as a means to manage such risk. Prior to the Enron bankruptcy, all of the Company’s hedging contracts were with ENA. As a result of ENA’s

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

bankruptcy, the November 2001 through April 30, 2002 settlements for oil and gas were not paid when due. On May 14, 2002, the Company elected under its ISDA Master Agreement with ENA to terminate all open hedge contracts. The effect of this termination was to fix the nominal value on all remaining contracts on May 14, 2002. Subsequent to this termination, the value of all oil and natural gas unpaid hedge contracts was $7.7 million. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and No. 138, the Company de-designated its contracts effective December 2, 2001 and recognized all market value changes subsequent to such de-designation in its earnings. The value recorded up to the time of de-designation and included in Accumulated Other Comprehensive Income (“AOCI”) was reclassified out of AOCI and into earnings as the original corresponding production, as hedged by the contracts was produced. As of December 31, 2003, approximately $25.8 million was reclassified to earnings.

As of March 2, 2004 the Company is no longer affiliated with ENA. The following table sets forth the results of hedging transactions during the periods indicated that were made with ENA (all amounts shown are non-cash items):

	Year Ending
	December 31,
	2004	2003

Natural gas quantity hedged (MMbtu)	—	3,650,000
Increase (decrease) in natural gas sales (thousands)	—	$2,603
Crude oil quantity hedged (MBbls)	—	—
Increase (decrease) in crude oil sales (thousands)	—	—

Supplemental ENA Affiliate Data — provided below is supplemental balance sheet and income statement information for affiliate entities reflecting net balances, net of any allowances:

	December 31,	December 31,
	2004	2003
	(Amount in millions)

Balance Sheet Data
Related Party Receivable:
Derivative Asset	$—	$—
Settled Hedge Receivable	—	—
Oil and Gas Receivable	—	—
Accrued Liabilities:
Transportation Contract	—	0.1
Service Agreement	—	0.4
Stockholders’ Equity:
Common Stock	$—	$.001
Additional Paid in Capital	—	227.3
Accumulated other Comprehensive Income	$—	$227.3

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

	Year Ended December 31,
	2004	2003

Income Statement Data
Oil and Gas Sales	$—	$32.6
General and Administrative Expenses	—	0.4
Transportation Expenses	—	1.9
Unrealized gain and other non-cash derivative instrument adjustments	—	—

Post-Merger Related Party Transactions

In connection with the Merger, Mariner Energy LLC entered into management agreements with two affiliates of MEI Acquisitions Holdings, LLC, the Company’s post-Merger parent company. These agreements provided for the payment by Mariner Energy LLC of an aggregate of $2.5 million to the affiliates in connection with the provision of management services. Such payments have been made. Mariner Energy LLC also entered into monitoring agreements with two affiliates of MEI Acquisitions Holdings, LLC, providing for the payment by Mariner Energy LLC of an aggregate of one percent of its annual EBITDA to the affiliates in connection with certain monitoring activities. Under the terms of the monitoring agreements, the affiliates provided financial advisory services in connection with the ongoing operations of Mariner subsequent to the Merger.

Effective February 7, 2005, these contracts were terminated in consideration of lump sum cash payments by Mariner totalling $2.3 million. The Company recorded the termination payments as general and administrative expenses for the year ended December 31, 2005.

3.	Property Conveyances

In March 2003, the Company sold its remaining 25% working interest in its Falcon and Harrier discoveries and surrounding blocks, located in East Breaks area in the western Gulf of Mexico, for $121.6 million. The Company retained a 4 1/4 percent overriding royalty interest on seven non-producing blocks. The proceeds from the sale were used for debt reduction, capital expenditures, and other corporate purposes. At March 31, 2003, the Falcon and Harrier projects had approximately 44 Bcfe assigned as proven oil and gas reserves to the Company’s interest. No gain or loss was recognized as a result of this sale, as the sale did not significantly affect the Company’s depletion rate.

4.	Long-Term Debt

Bank Credit Facility — On March 2, 2004, simultaneously with the closing of the Merger, the Company obtained a revolving line of credit with initial advances of $135 million from a group of seven banks (since reduced to six banks) led by Union Bank of California, N.A. and BNP Paribas. Proceeds of these advances were used to pay a portion of the Merger consideration (which included repayment of the debt of Mariner Energy LLC) and transaction costs and expenses associated with the Merger. The bank credit facility provides up to $150 million of revolving borrowing capacity, subject to a borrowing base, and a $25 million term loan. The initial advance was made in two tranches: a $110 million Tranche A and a $25 million Tranche B.

The Tranche A revolving note matures on March 2, 2007. The borrowing capacity under the Tranche A note is subject to a borrowing base initially set at $110 million. The borrowing base initially is subject to

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

redetermination by the lenders quarterly. After the Tranche B note is repaid, provided that at least $10 million of unused availability exists under Tranche A, the borrowing base will be redetermined semi-annually. The borrowing base is based upon the evaluation by the lenders of the Company’s oil and gas reserves and other factors. Any increase in the borrowing base requires the consent of all lenders. On August 5, 2005, the lenders agreed to increase the borrowing base to $170 million. On January 20, 2006, the lenders agreed to increase the borrowing base to $185 million.

Borrowings under the Tranche A note bear interest, at the option of the Company, at a rate of (i) LIBOR plus 2.00% to 2.75% depending upon utilization, or (ii) the greater of (a) the Federal Funds Rate plus 0.50% or (b) the Reference Rate (prime rate), plus 0.00% to 0.50% depending upon utilization.

Borrowings under the Tranche B note bear interest at a rate equal to the greater of (a) the Federal Funds Rate plus 0.50% or (b) the Reference Rate, plus 3.00%. In July 2004 (prior to its December 2, 2004 maturity date) the outstanding Tranche B note was converted to a Tranche A note, and all subsequent advances under the credit facility are Tranche A advances. Once repaid, the Tranche B advances may not be reborrowed.

Substantially all of the Company’s assets, other than the assets securing the term promissory note issued to JEDI, are pledged to secure the bank credit facility. The Company must pay a commitment fee of 0.25% to 0.50% per year on the unused availability under the bank credit facility, depending upon utilization.

The bank credit facility contains various restrictive covenants and other usual and customary terms and conditions of a revolving bank credit facility, including limitations on the payment of cash dividends and other restricted payments, limitations on the incurrence of additional debt, prohibitions on the sale of assets, and requirements for hedging a portion of the Company’s oil and natural gas production. Financial covenants require the Company to, among other things:

•	maintain a ratio, as of the last day of each fiscal quarter, of (a) current assets (excluding cash posted as collateral to secure hedging obligations) plus unused availability under the credit facility to (b) current liabilities (excluding the current portion of debt and the current portion of hedge liabilities) of not less than (i) 0.75 to 1.00 until June 30, 2004 and (ii) 1.00 to 1.00 thereafter;

•	maintain a ratio, as of the last day of each fiscal quarter, of (a) EBITDA (earnings before interest, taxes, depreciation, amortization and depletion) to (b) the sum of interest expense and maintenance capital expenditures for the period and 20% (on an annualized basis) of outstanding Tranche A advances, of not less than 1.20 to 1.00; and

•	maintain a ratio, as of the last day of each fiscal quarter, of (a) total debt to (b) EBITDA of not greater than 1.75 to 1.00 prior to the issuance by the Company of bonds as described in the credit agreement and 3.00 to 1.00 thereafter.

The bank credit facility also contains customary events of default, including the occurrence of a change of control or default in the payment or performance of any other indebtedness equal to or exceeding $2.0 million.

In connection with the merger with Forest Energy Resources on March 2, 2006, the Company amended and restated the existing bank credit facility to, among other things, increase maximum credit availability to $500 million, with a $400 million borrowing base as of that date, add an additional dedicated $40 million letter of credit facility, and add Mariner Energy Resources, Inc. as a co-borrower. Please see Note 9,

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

“Subsequent Events.” The financial covenants were modified under the amended and restated bank credit facility to require the Company to, among other things:

•	maintain a ratio of consolidated current assets plus the unused borrowing base to consolidated current liabilities of not less than 1.0 to 1.0; and

•	maintain a ratio of total debt to EBITDA of not more than 2.5 to 1.0.

The Company is in compliance with the financial covenants under the bank credit facility as of December 31, 2005.

As of December 31, 2005, $152.0 million was outstanding under the bank credit facility, and the weighted average interest rate was 7.15%. Net proceeds of approximately $38 million generated by the private placement in March 2005 were used to repay existing bank debt.

As of December 31, 2004, $105.0 million was outstanding under the bank credit facility, and the weighted average interest rate was 5.20%. The borrowing base under the bank credit facility is $135 million at December 31, 2004.

JEDI Term Promissory Note

As part of the Merger consideration payable to JEDI, the Company issued a term promissory note to JEDI in the amount of $10 million. The note matured on March 2, 2006, and bore interest, payable in kind at our option, at a rate of 10% per annum until March 2, 2005, and 12% per annum thereafter unless paid in cash in which event the rate remained 10% per annum. We chose to pay interest in cash rather than in kind. The JEDI note was secured by a lien on three of the Company’s non-proven, non-producing properties located in the Outer Continental Shelf of the Gulf of Mexico. The Company could offset against the note the amount of certain claims for indemnification that could be asserted against JEDI under the terms of the merger agreement. The JEDI term promissory note contained customary events of default, including the occurrence of an event of default under the Company’s bank credit facility.

In March 2005, the Company repaid $6.0 million of the note utilizing proceeds from the private placement in March 2005. The $4.0 million balance remaining on the JEDI note at December 31, 2005 was repaid in full on its maturity date of March 2, 2006.

Cash Interest Expense

Cash paid for interest was $6.1 million for 2005, $5.4 million and -0- million for 2004 Post-Merger and 2004 Pre-Merger, respectively, and $4.0 million for 2003.

5.	Stockholders’ Equity

We have adopted an Equity Participation Plan that provided for the one-time grant at the closing of our private equity placement on March 11, 2005 of 2,267,270 restricted shares of our common stock to certain of our employees. No further grants will be made under the Equity Participation Plan, although persons who receive such a grant will be eligible for future awards of restricted stock or stock options under our Amended and Restated Stock Incentive Plan described below. We intended the grants of restricted stock under the Equity Participation Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common stock. Therefore, Equity Participation Plan grantees did not pay any consideration for the common stock they received, and we received no remuneration

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

for the stock. Grantees are entitled to vote, and accrue dividends on, the restricted stock prior to vesting; provided, however that any dividends that accrue on the restricted stock prior to vesting will only be paid to grantees to the extent the restricted stock vests. In connection with the merger with Forest Energy Resources, (i) the 463,656 shares of restricted stock held by non-executive employees vested, and (ii) each of Mariner’s executive officers agreed, in exchange for a cash payment of $1,000, that his or her shares of restricted stock will not vest before the later of March 11, 2006 or ninety days after the effective date of the merger, which is May 31, 2006.

We adopted a Stock Incentive Plan which became effective March 11, 2005 and was amended and restated on March 2, 2006. Awards to participants under the Amended and Restated Stock Incentive Plan may be made in the form of incentive stock options, or ISOs, non-qualified stock options or restricted stock. The participants to whom awards are granted, the type or types of awards granted to a participant, the number of shares covered by each award, the purchase price, conditions and other terms of each award are determined by the Board of Directors or a committee thereof. A total of 6.5 million shares of Mariner’s common stock is subject to the Amended and Restated Stock Incentive Plan. No more than 2.85 million shares issuable upon exercise of options or as restricted stock can be issued to any individual. As of March 17, 2006, approximately 5.7 million shares remained available under the Amended and Restated Stock Incentive Plan for future issuance to participants. Unless sooner terminated, no award may be granted under the Amended and Restated Stock Incentive Plan after October 12, 2015.

For the two years ended December 31, 2004 and 2003, Mainer Energy, Inc. had no outstanding stock options. During the year ended December 31, 2005, we granted 2,267,270 shares of restricted stock and options to purchase 809,000 shares of stock. We also issued 3.6 million shares of common stock in March 2005 in connection with our private placement offering. The fair value of the restricted shares at date of grant has been recorded in stockholders’ equity as unearned compensation and is being amortized over the vesting period as compensation expense. We recorded compensation expense of $25.7 million in the year ended December 31, 2005 related to the restricted stock granted in 2005 and stock options outstanding as of December 31, 2005. The weighted average fair value of options granted during the year ended December 31, 2005 was $2.69. For the year ended December 31, 2004, we recorded no stock compensation expense related to either restricted stock or stock options.

The following table is a summary of stock option activity for the year ended and as of December 31, 2005:

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding at beginning of year	—	$—
Granted	809,000	14.02
Exercised	—	—
Forfeited	—	—

Outstanding at end of year	809,000	$14.02

Outstanding exercisable at end of year	—	—

Available for future grant as options or restricted stock	1,191,000

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

The following table summarizes certain information about stock options outstanding at December 31, 2005:

Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
	Outstanding	Life (Years)	Price	Exercisable	Price

$14.00-$17.00	809,000	9.2	$14.02	—	—

The following table summarizes shares of restricted stock granted for the year ended December 31, 2005:

Restricted
Shares

Outstanding at beginning of year	—
Granted	2,267,270
Vested	—
Forfeited	—
Outstanding at end of year	2,267,270
Outstanding vested at end of year	—
Available for future grant under Equity Participation Plan	—
Average Fair Value of Shares Granted During Year	$14.00

6.	Employee Benefit And Royalty Plans

Employee Capital Accumulation Plan — The Company provides all full-time employees (who are at least 18 years of age) participation in the Employee Capital Accumulation Plan (the “Plan”) which is comprised of a contributory 401(k) savings plan and a discretionary profit sharing plan. Under the 401(k) feature, the Company, at its sole discretion, may contribute an employer-matching contribution equal to a percentage not to exceed 50% of each eligible participant’s matched salary reduction contribution as defined by the Plan. Under the discretionary profit sharing contribution feature of the Plan, the Company’s contribution, if any, must be determined annually and must be 4% of the lesser of the Company’s operating income or total employee compensation and shall be allocated to each eligible participant pro rata to his or her compensation. During the years ended December 31, 2005, 2004 and 2003, the Company contributed $240,650, $193,521 and $159,241, respectively, to the Plan related to the discretionary feature. Currently there are no plans to terminate the Plan.

Overriding Royalty Interests — Pursuant to agreements, certain employees and consultants of the Company are entitled to receive, as incentive compensation, overriding royalty interests (“Overriding Royalty Interests”) in certain oil and gas prospects acquired by the Company. Such Overriding Royalty Interests entitle the holder to receive a specified percentage of the gross proceeds from the future sale of oil and gas (less production taxes), if any, applicable to the prospects. Cash payments made by the Company to current employees and consultants with respect to Overriding Royalty Interests were $2.6 million for 2005, $2.5 million and $0.2 million for 2004 Post-Merger and 2004 Pre-Merger, respectively, and $2.0 million for 2003.

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

7.	Commitments And Contingencies

Minimum Future Lease Payments — The Company leases certain office facilities and other equipment under long-term operating lease arrangements. Minimum rental obligations under the Company’s operating leases in effect at December 31, 2005 are as follows (in thousands):

2006	$1,161.4
2007	942.7
2008	941.0
2009	941.0
2010 and thereafter	3,448.1

Rental expense, before capitalization, was approximately $509,000 for 2005, $486,000 and $78,000 for 2004 Post-Merger and 2004 Pre-Merger, respectively, and $569,000 for 2003.

Hedging Program — The energy markets have historically been very volatile, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. In an effort to reduce the effects of the volatility of the price of oil and natural gas on the Company’s operations, management has elected to hedge oil and natural gas prices from time to time through the use of commodity price swap agreements and costless collars. While the use of these hedging arrangements limits the downside risk of adverse price movements, it also limits future gains from favorable movements.

As of December 31, 2005, the Company had the following fixed price swaps outstanding:

			December 31,
			2005 Fair Value
Fixed Price Swaps	Quantity	Fixed Price	Gain/(Loss)
			(In millions)

Crude Oil (Bbls)
January 1 — December 31, 2006	140,160	$29.56	$(4.7)
Natural Gas (MMbtus)
January 1 — December 31, 2006	1,827,547	5.53	(9.9)

Total			$(14.6)

As of December 31, 2005, the Company had the following costless collars outstanding:

				December 31,
				2005 Fair Value
Fixed Price Swaps	Quantity	Floor	Cap	Gain/(Loss)
				(In millions)

Crude Oil (Bbls)
January 1 — December 31, 2006	251,850	$32.65	$41.52	$(5.3)
January 1 — December 31, 2007	202,575	31.27	39.83	(4.7)
Natural Gas (MMbtus)
January 1 — December 31, 2006	7,347,450	5.78	7.85	(22.3)
January 1 — December 31, 2007	5,310,750	5.49	7.22	(16.9)

Total				$(49.2)

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

The Company has not entered into any hedge transactions subsequent to December 31, 2005.

As of December 31, 2004, the Company had the following fixed price swaps outstanding:

			December 31,
			2005 Fair Value
Fixed Price Swaps	Quantity	Fixed Price	Gain/(Loss)
			(In millions)

Crude Oil (Bbls)
January 1 — December 31, 2005	606,000	$26.15	$(10.0)
January 1 — December 31, 2006	140,160	29.56	(1.5)
Natural Gas (MMbtus)
January 1 — December 31, 2005	8,670,159	5.41	(7.0)
January 1 — December 31, 2006	1,827,547	5.53	(1.9)

Total			$(20.4)

As of December 31, 2004, the Company had the following costless collars outstanding:

				December 31,
				2005 Fair Value
Fixed Price Swaps	Quantity	Floor	Cap	Gain/(Loss)
				(In millions)

Crude Oil (Bbls)
January 1 — December 31, 2005	229,950	$35.60	$44.77	$(0.4)
January 1 — December 31, 2006	251,850	32.65	41.52	(0.7)
January 1 — December 31, 2007	202,575	31.27	39.83	(0.6)
Natural Gas (MMbtus)
January 1 — December 31, 2005	2,847,000	5.73	7.80	0.4
January 1 — December 31, 2006	3,514,950	5.37	7.35	(0.3)
January 1 — December 31, 2007	1,806,750	5.08	6.26	(0.4)

Total				$(2.0)

The Company has reviewed the financial strength of its counterparties and believes the credit risk associated with these swaps and costless collars to be minimal.

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

The following table sets forth the results of hedging transactions during the periods indicated:

	Post-Merger		Pre-Merger
		Period from	Period from
		March 3,	January 1,
		2004	2004
	Year Ended	through	through	Year Ended
	December 31,	December 31,	March 2,	December 31,
	2005	2004	2004	2003
	(In thousands except per share data)

Natural Gas
Quantity hedged (MMbtu)	15,917,159	16,723,063	2,100,000	25,520,000
Increase (Decrease) in Natural Gas Sales (in thousands)	$(33,010)	$(12,223)	$1,431	$(27,097)
Crude Oil
Quantity hedged (MBbls)	836	1,375	179	730
Increase (Decrease) in Crude Oil Sales (in thousands)	$(20,789)	$(16,221)	$(686)	$(4,969)

The Company’s hedge transactions resulted in a $53.8 million loss for 2005 and a $28.4 million loss for 2004 Post-Merger and a $0.7 million gain for 2004 Pre-Merger. $4.5 million of the 2005 loss and $7.9 million of the Post-Merger loss relates to the hedge liability recorded at the merger date. In addition, in 2003 the Company recorded $3.2 million of expense related to the settlement of derivatives that were not accounted for as hedges.

Other Commitments — In the ordinary course of business, the Company enters into long-term commitments to purchase seismic data. The minimum annual payments under these contracts are $14.5 and $6.5 million in 2006 and 2007, respectively. In 2005, the Company entered into a joint exploration agreement granting the joint venture partner the right to participate in prospects covered by certain seismic data licensed by the Company in return for $6.0 million in scheduled payments to be received by the Company over a two-year period. Subsequent to December 31, 2005, the Company entered into four additional long-term commitments to purchase seismic data in the amount of $26.9 million.

Deepwater Rig — In February 2000, the Company and Noble Drilling Corporation entered into an agreement whereby the Company committed to using a Noble deepwater rig for a minimum of 660 days over a five-year period. The Company assigned to Noble working interests in seven of the Company’s deepwater exploration prospects and agreed to pay Noble’s share of certain costs of drilling the initial test well on the prospects. As of December 31, 2003, the Company had no further obligation under the agreement for the use of the rig and had drilled five of the seven prospects. Subsequent to year end 2003, the Company and Noble Drilling Corporation agreed to exchange Noble’s interest in one of the two remaining undrilled prospects for an interest in another prospect drilled in the first quarter of 2004 and exchange Noble’s carried working interest in the other remaining undrilled prospect for a larger un-carried working interest in the prospect, and the Company agreed to use one of two Noble drilling rigs for an aggregate of 75 days. Mariner has no further obligations under this agreement.

MMS Appeal — Mariner operates numerous properties in the Gulf of Mexico. Two of such properties were leased from the Mineral Management Service subject to the 1996 Royalty Relief Act. This Act relieved the obligation to pay royalties on certain leases until a designated volume is produced. These leases contained language that limited royalty relief if commodity prices exceeded predetermined levels. For the years 2000,

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

2001, 2003, 2004 and 2005, commodity prices exceeded the predetermined levels. The Company believes the MMS did not have the authority to set pricing limits in these leases and has filed an administrative appeal with the MMS regarding this matter and withheld payment of royalties on the leases. The Company has recorded a liability for 100% of the exposure on this matter which on December 31, 2005 was $16.0 million. In April 2005, the MMS denied the administrative appeal. On October 3, 2005, we filed suit in the U.S. District Court for the Southern District of Texas seeking judicial review of the dismissal of our appeal by the Board of Land Appeals.

Insurance Matters — In September 2004, the Company incurred damage from Hurricane Ivan that affected its Mississippi Canyon 66 (Ochre) and Mississippi Canyon 357 fields. Production from Mississippi Canyon 357 was shut-in until March 2005, when necessary repairs were completed and production recommenced. Production from Ochre is currently shut-in awaiting rerouting of umbilical and flow lines to another host platform. Prior to Hurricane Ivan, this field was producing at a net rate of approximately 6.5 MMcfe per day. Production from Ochre is expected to recommence in the second quarter of 2006. In addition, a semi-submersible rig on location at the Company’s Viosca Knoll 917 (Swordfish) field was blown off location by the hurricane and incurred damage. Until we are able to complete all the repair work and submit costs to the insurance underwriters for review, the full extent of our insurance recovery and the resulting net cost to the Company is unknown. We expect the net cost to the Company to be at least equal to the amount of our annual deductible of $1.25 million plus the single occurrence deductible of $.375 million.

In August 2005 and September 2005, Mariner incurred damage from Hurricanes Katrina and Rita that affected several of its offshore fields. Hurricane Katrina caused minor damage to our owned platforms and facilities. Production that was shut-in by the hurricane was recommenced within three weeks of the hurricane, with the exception of two minor non-operated fields. However, Hurricane Katrina inflicted damage to host facilities for our Pluto, Rigel and Ochre projects that is expected to delay start-up of these projects until the second quarter of 2006 for Pluto and Ochre. Rigel production began in the first quarter of 2006. Hurricane Rita caused minor damage to our owned platforms and some damage to certain host facilities of our development projects. Production shut-in as a result of Hurricane Rita fully recommenced within three weeks of the hurricane, with the exception of one minor field. We cannot estimate a range of loss arising from the hurricanes until we are able to more completely assess the impacts on our properties and the properties of our operational partners. Until we are able to complete all the repair work and submit costs to our insurance underwriters for review, the full extent of our insurance recovery and the resulting net cost to us for Hurricanes Katrina and Rita will be unknown. For the insurance period ending September 30, 2005, we carried a $3.0 million annual deductible and a $.375 million single occurrence deductible.

Effective March 2, 2006, Mariner has been accepted as a member of OIL Insurance, Ltd., or OIL, an industry insurance cooperative, through which the assets of both Mariner and the Forest Gulf of Mexico operations are insured. The coverage contains a $5 million annual per occurrence deductible for the combined assets and a $250 million per occurrence loss limit. However, if a single event causes losses to OIL insured assets in excess of $1 billion in the aggregate (effective June 1, 2006, such amount will be reduced to $500 million), amounts covered for such losses will be reduced on a pro rata basis among OIL members. Pending review of our insurance program, we have maintained our commercially underwritten insurance coverage for the pre-merger Mariner assets which expires on September 30, 2006. This coverage contains a 3 million annual deductible and a $500,000 occurrence deductible, $150 million of aggregate loss limits, and limited business interruption coverage. While the coverage remains in effect, it will be primary to the OIL coverage for the pre-merger Mariner assets.

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

Litigation — The Company, in the ordinary course of business, is a claimant and/or a defendant in various legal proceedings, including proceedings as to which the Company has insurance coverage. The Company does not consider its exposure in these proceedings, individually and in the aggregate, to be material.

8.	Income Taxes

The components of the federal income tax provision are:

	Post-Merger		Pre-Merger
		Period from	Period from
		March 3,	January 1,
		2004	2004
	Year Ended	through	through	Year Ended
	December 31,	December 31,	March 2,	December 31,
	2005	2004	2004	2003
	$	$	$	$
	(In thousands)

Current	—	—	—	—
Deferred	21,294	28,783	8,072	10,432

Total	21,294	28,783	8,072	10,432

The following table sets forth a reconciliation of the statutory federal income tax with the income tax provision (in thousands):

	Post-Merger				Pre-Merger
			Period from		Period from
			March 3, 2004		January 1
	Year Ending		through		through		Year Ending
	December 31,		December 31,		March 2,		December 31,
	2005		2004		2004		2003
	$	%	$	%	$	%	$	%
	(In thousands, except percentages)

Income before income taxes including change in accounting in 2003	61,775		82,402	—	22,898	—	48,676	—
Income tax expense (benefit) computed at statutory rates	21,621	35	28,841	35	8,014	35	17,037	35
Change in valuation allowance	—		—	—	—	—	(7,090)	(14)
Other	(327)	(1)	(58)	—	58	—	485	—
Tax Expense	21,294	34	28,783	35	8,072	35	10,432	21

Federal income taxes of $1.6 million were paid by the Company for the 2004 Post-Merger period for alternative minimum tax liability, and no federal income taxes were paid by the Company in the years ended December 31, 2003 and 2005. An income tax benefit of $1,045,000 was included as a reduction in “Change in Accounting Principle” for the adoption of SFAS No. 143 in 2003.

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

The Company’s deferred tax position reflects the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the deferred tax assets and liabilities are as follows (in thousands):

	Year Ending
	December 31,
	2005	2004
	(In thousands)

Deferred Tax Assets:
Net operating loss carry forwards	$45,171	$15,639
Alternative minimum Tax Credit	1,606	1,606
Differences between book and tax basis of receivables	—	—
Other comprehensive income-derivative instruments	22,332	6,262
Employee stock compensation	9,004	—
Valuation allowance	(5,909)	(5,909)
Other	671	—
Total net deferred tax assets	72,875	17,598
Deferred Tax Liabilities:
Differences between book and tax basis of properties	(72,744)	(14,569)

Total net deferred asset (liability)	131	$3,029

At December 31, 2005, the Company had federal and state net operating loss carryforwards of approximately $129,059 and $7,055 respectively, which will expire in varying amounts between 2018 and 2025 and are subject to certain limitations on an annual basis. A valuation allowance has been established against net operating losses where it is more likely than not that such losses will expire before they are utilized.

9.	Subsequent Events

On March 2, 2006, we completed a merger transaction with Forest Energy Resources (the Forest Transaction). Prior to the consummation of the merger, Forest transferred and contributed the assets and certain liabilities associated with its offshore Gulf of Mexico operations to Forest Energy Resources. Immediately prior to the merger, Forest distributed all of the outstanding shares of Forest Energy Resources to Forest shareholders on a pro rata basis. Forest Energy Resources then merged with a newly formed subsidiary of Mariner, and became a new wholly owned subsidiary of Mariner. Immediately following the merger, approximately 59% of the Mariner common stock was held by shareholders of Forest and approximately 41% of Mariner common stock was held by the pre-merger stockholders of Mariner. In the merger Mariner issued 50,637,010 shares of common stock to Forest shareholders.

The sources and uses of funds related to the Forest Transaction were as follows:

Mariner Energy, Inc. bank loan proceeds	$180.2
Refinancing of assumed debt	$176.2
Acquisition costs and other expenses	4.0
Total	$180.2

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

In addition, approximately $3.8 million in merger-related costs were funded from bank loan proceeds prior to the closing of the transaction.

Mariner Energy, Inc. is the acquiring entity in accordance with the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). As a results, the assets and liabilities acquired by Mariner in the Forest Transaction will be adjusted to their estimated fair values as of the effective date of the transaction (March 2, 2006).

The initial fair value estimate of the underlying assets and liabilities acquired is determined by estimating the value of the underlying proved reserves at the transaction date plus or minus the fair value of other assets and liabilities, including inventory, unproved oil and gas properties, gas imbalances, debt (at face value), derivatives, and abandonment liabilities. The final purchase price allocation will be determined after closing based on the actual fair value of current assets, current liabilities, indebtedness, long-term liabilities, proven and unproved oil and gas properties and identifiable intangible assets. We are continuing to evaluate all of these items; accordingly, the final purchase price may differ in material respects from that presented below. Carryover basis accounting applies for tax purposes. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the March 2, 2006 transaction date:

(In millions)

Oil and natural gas properties	$1,617.0
Other assets	14.5
Abandonment liabilities	(148.0)
Long-term debt	(176.2)
Fair value of oil and natural gas derivatives	(17.5)
Deferred tax liability(1)	(397.6)
Total	$892.2

(1)	Represents deferred income taxes recorded at the date of the transaction due to differences between the book basis and the tax basis of assets. For book purposes, the assets of the Forest Gulf of Mexico operations had a step-up in basis while the existing tax basis carried over.

On March 2, 2006, Mariner and Mariner Energy Resources, Inc. entered into a $500 million senior secured revolving credit facility, and an additional $40 million senior secured letter of credit facility. The revolving credit facility will mature on March 2, 2010, and the $40 million letter of credit facility will mature on March 2, 2009. Mariner used borrowings under the revolving credit facility to facilitate the merger and to retire existing debt, and we may use borrowings in the future for general corporate purposes. The $40 million letter of credit facility has been used to obtain a letter of credit in favor of Forest to secure Mariner’s performance of its obligations under an existing drill-to-earn program. The outstanding principal balance of loans under the revolving credit facility may not exceed the borrowing base, which initially has been set at $400 million. If the borrowing base falls below the outstanding balance under the revolving credit facility, Mariner will be required to prepay the deficit, pledge additional unencumbered collateral, repay the deficit and cash collateralize certain letters of credit, or effect some combination of such prepayment, pledge and repayment and collateralization.

As part of the Merger consideration payable to JEDI, the Company issued a term promissory note to JEDI in the amount of $10 million. The note matured on March 2, 2006, and bore interest, payable in kind at our option, at a rate of 10% per annum until March 2, 2005, and 12% per annum thereafter unless paid in

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

cash in which event the rate remained 10% per annum. In March 2005, the Company repaid $6.0 million of the note utilizing proceeds from the private placement in March 2005. The $4.0 million balance remaining on the JEDI note at December 31, 2005 was repaid in full on its maturity date of March 2, 2006.

Effective March 2, 2006, Mariner has been accepted as a member of OIL, an industry insurance cooperative, through which the assets of both Mariner and the Forest Gulf of Mexico operations are insured. The coverage contains a $5 million annual per occurrence deductible for the combined assets and a $250 million per occurrence loss limit. However, if a single event causes losses to OIL insured assets in excess of $1 billion in the aggregate (effective June 1, 2006, such amount will be reduced to $500 million), amounts covered for such losses will be reduced on a pro rata basis among OIL members. Pending review of its insurance program, the Company has maintained our commercially underwritten insurance coverage for the pre-merger Mariner assets which expires on September 30, 2006. This coverage contains a $3 million annual deductible and a $500,000 occurrence deductible, $150 million of aggregate loss limits, and limited business interruption coverage. While the coverage remains in effect, it will be primary to the OIL coverage for the pre-merger Mariner assets.

The Company has adopted an Equity Participation Plan that provided for the one-time grant at the closing of our private equity placement on March 11, 2005 of 2,267,270 restricted shares of our common stock to certain of our employees. In connection with the merger with Forest Energy Resources on March 2, 2006, (i) the 463,656 shares of restricted stock held by non-executive employees vested, and (ii) each of Mariner’s executive officers agreed, in exchange for a cash payment of $1,000, that his or her shares of restricted stock will not vest before the later of March 11, 2006 or ninety days after the effective date of the merger, which is May 31, 2006.

The Company adopted a Stock Incentive Plan which became effective March 11, 2005 and was amended and restated on March 2, 2006. A total of 6.5 million shares of Mariner’s common stock is subject to the Amended and Restated Stock Incentive Plan. No more than 2.85 million shares issuable upon exercise of options or as restricted stock can be issued to any individual. As of March 17, 2006, approximately 5.7 million shares remained available under the Amended and Restated Stock Incentive Plan for future issuance to participants. Unless sooner terminated, no award may be granted under the Amended and Restated Stock Incentive Plan after October 12, 2015.

10.	Oil and Gas Producing Activities and Capitalized Costs (Unaudited)

The results of operations from the Company’s oil and gas producing activities were as follows (in thousands):

	Year Ending December 31
	2005	2004	2003
	(In thousands)

Oil and gas sales	$196,122	$214,187	$142,543
Lease operating costs	(29,882)	(25,484)	(24,719)
Transportation	(2,336)	(3,029)	(6,252)
Depreciation, depletion and amortization	(59,426)	(64,911)	(48,339)

Results of operations	$104,478	$120,763	$63,233

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

The following table summarizes the Company’s capitalized costs of oil and gas properties.

	Year Ending December 31
	2005	2004	2003
	(In thousands)

Unevaluated properties, not subject to amortization	$40,176	$36,245	$36,619
Properties subject to amortization	574,725	319,553	599,762

Capitalized costs	614,901	355,798	636,381
Accumulated depreciation, depletion and amortization	(109,183)	(52,680)	(429,323)

Net capitalized costs	$505,718	$303,118	$207,058

Costs incurred in property acquisition, exploration and development activities were as follows (in thousands, except per equivalent mcf amounts):

	Year Ending December 31
	2005	2004	2003
	(In thousands)

Property acquisition costs
Unproved properties	$12,366	$4,844	$4,746
Proved properties	52,503	4,863	—
Exploration costs	50,049	43,022	26,823
Development costs	121,685	88,626	44,299
Capitalized internal costs	6,016	7,334	7,360

Total costs incurred	$242,619	$148,689	$83,228

Depreciation, depletion and amortization rate per equivalent Mcf	$2.04	$1.73	$1.45

The Company capitalizes internal costs associated with exploration activities in progress. These capitalized costs were approximately 35%, 46% and 48% of the Company’s gross general and administrative expenses, excluding stock compensation expense for the years ended December 31, 2005, 2004 and 2003, respectively.

The following table summarizes costs related to unevaluated properties that have been excluded from amounts subject to amortization at December 31, 2005. Three relatively significant projects were included in unproved properties with balances of $6.0 million, $5.8 million and $5.5 million at December 31, 2005. These projects are expected to be evaluated within the next twelve months. The Company regularly evaluates these

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

costs to determine whether impairment has occurred. The majority of these costs are expected to be evaluated and included in the amortization base within three years.

	Period Incurred				Total at
	Year Ended December 31,				December 31,
	2005	2004	2003	Prior	2005

Unproved leasehold acquisition and geological and geophysical costs	$15,735	$2,455	$2,741	$3,428	24,359
Unevaluated exploration and development costs	14,975	173	—	—	15,148
Capitalized interest	450	123	96	—	669

Total	$31,160	$2,751	$2,837	$3,428	$40,176

All of the excluded costs at December 31, 2005 relate to activities in the Gulf of Mexico.

11.	Supplemental Oil and Gas Reserve and Standardized Measure Information (Unaudited)

Estimated proved net recoverable reserves as shown below include only those quantities that are expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion. Also included in the Company’s proved undeveloped reserves as of December 31, 2005 were reserves expected to be recovered from wells for which certain drilling and completion operations had occurred as of that date, but for which significant future capital expenditures were required to bring the wells into commercial production.

Reserve estimates are inherently imprecise and may change as additional information becomes available. Furthermore, estimates of oil and gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as in the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves set forth herein will be developed within the periods anticipated. It is likely that variances from the estimates will be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct when judged against actual subsequent experience. The Company emphasizes with respect to the estimates prepared by independent petroleum engineers that the discounted future net cash flows should not be construed as representative of the fair market value of the proved reserves owned by the Company since discounted future net cash flows are based upon projected cash flows which do not provide for changes in oil and natural gas prices from those in effect on the date indicated or for escalation of expenses and capital costs subsequent to such date.

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Actual results will differ, and are likely to differ materially, from the results estimated.

ESTIMATED QUANTITIES OF PROVED RESERVES

		Natural Gas	Natural Gas
	Oil (Mbbl)	(MMcf)	Equivalent (MMcfe)

December 31, 2002	11,018	136,055	202,165

Revisions of previous estimates	900	(3,076)	2,324
Extensions, discoveries and other additions	2,795	62,609	79,379
Sale of reserves in place	(34)	(44,233)	(44,437)
Production	(1,600)	(23,771)	(33,371)

December 31, 2003	13,079	127,584	206,060

Revisions of previous estimates	1,249	19,797	27,291
Extensions, discoveries and other additions	2,225	28,334	41,684
Sale of reserves in place	—	—	—
Production	(2,298)	(23,782)	(37,570)

December 31, 2004	14,255	151,933	237,465

Revisions of previous estimates	835	963	5,971
Extensions, discoveries and other additions	1,167	22,307	29,309
Purchases of reserves in place	7,181	50,837	93,923
Sales of reserves in place	—	—	—
Production	(1,791)	(18,354)	(29,100)

December 31, 2005	21,647	207,686	337,568

ESTIMATED QUANTITIES OF PROVED DEVELOPED RESERVES

		Natural Gas	Natural Gas
	Oil (Mbbl)	(MMcf)	Equivalent (MMcfe)

December 31, 2002	3,609	64,586	86,240
December 31, 2003	5,951	60,881	96,587
December 31, 2004	6,339	71,361	109,395
December 31, 2005	9,564	110,011	167,395

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

The following is a summary of a Standardized Measure of discounted net future cash flows related to the Company’s proved oil and gas reserves. The information presented is based on a calculation of proved reserves using discounted cash flows based on year-end prices, costs and economic conditions and a 10% discount rate. The additions to proved reserves from new discoveries and extensions could vary significantly from year to year. Additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, the information presented below should not be viewed as an estimate of the fair value of the Company’s oil and gas properties, nor should it be considered indicative of any trends.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Year Ending December 31
	2005	2004	2003
	(In thousands)

Future cash inflows	$3,451,321	$1,601,240	$1,182,509
Future production costs	(687,583)	(308,190)	(196,695)
Future development costs	(386,497)	(193,689)	(138,694)
Future income taxes	(695,921)	(285,701)	(183,199)
Future net cash flows	1,681,320	813,660	663,921
Discount of future net cash flows at 10% per annum	(774,755)	(319,278)	(245,762)
Standardized measure of discounted future net cash flows	$906,565	$494,382	$418,159

During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets and in the United States, including the posted prices paid by purchasers of the Company’s crude oil. The NYMEX prices of oil and gas at December 31, 2005, 2004 and 2003, used in the above table, were $61.04, $43.45 and $32.52 per Bbl, respectively, and $10.05, $6.15 and $5.96 per Mmbtu, respectively, and do not include the effect of hedging contracts in place at period end.

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

The following are the principal sources of change in the Standardized Measure of discounted future net cash flows (in thousands):

	Year Ending December 31
	2005	2004	2003
	(In thousands)

Sales and transfers of oil and gas produced, net of production costs	$(213,189)	$(185,673)	$(111,572)
Net changes in prices and production costs	425,317	27,767	27,403
Extensions and discoveries, net of future development and production costs	119,501	88,167	180,237
Purchases of reserves in place	189,782	14,738	—
Development costs during period and net change in development costs	46,632	44,417	31,709
Revision of previous quantity estimates	16,323	89,814	6,276
Sales of reserves in place	—	—	(138,016)
Net change in income taxes	(201,647)	(27,634)	(63,962)
Accretion of discount before income taxes	49,438	41,816	51,500
Changes in production rates (timing) and other	(19,974)	(17,189)	(28,988)
Net change	$412,183	$76,223	$(45,413)

12.	Unaudited Quarterly Financial Information

The following table presents Mariner’s unaudited quarterly financial information for 2005 and 2004:

	Post-Merger								Pre-Merger
								Period from	Period from
								March 3,	January 1,
								2004	2004
	2005 Quarter Ended				2004 Quarter Ended			through	through
	December	September	June	March	December	September	June	March 31,	March 2,
	31	30	30	31	31	30	30	2004	2004

Total revenues	$48,465	$43,662	$51,776	$55,807	$51,897	$50,202	$51,086	$21,238	$39,764
Operating income	$10,471	$12,263	$18,070	$28,364	$29,108	$24,403	$25,045	$9,666	$22,812
Income before income taxes	$7,798	$10,549	$16,382	$27,046	$27,501	$22,804	$23,071	$9,026	$22,898
Provision for income taxes	2,880	3,606	5,537	9,271	9,562	8,498	7,630	3,093	8,072
Net income	$4,918	$6,943	$10,845	$17,775	$17,939	$14,306	$15,441	$5,933	$14,826
Earnings per share:(1) Net income per share — basic	$0.15	$0.21	$0.33	$0.58	$0.60	$0.48	$0.52	$0.20	$0.50
Net income per share — diluted	$0.14	$0.20	$0.32	$0.58	$0.60	$0.48	$0.52	$0.20	$0.50
Weighted average shares outstanding — basic(2)	33,348,130	33,348,130	33,348,130	30,558,130	29,748,130	29,748,130	29,748,130	29,748,130	29,748,130
Weighted average shares outstanding — diluted	35,189,290	34,806,842	33,822,079	30,599,152	29,748,130	29,748,130	29,748,130	29,748,130	29,748,130

MARINER ENERGY, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the Year Ended December 31, 2005,
for the Period from March 3, 2004 through December 31, 2004 (Post-Merger), for the Period from January 1, 2004 through March 2, 2004 (Pre-Merger), and For the Year Ended December 31, 2003

(1)	The sum of quarterly net income per share may not agree with total year net income per share, as each quarterly computation is based on the weighted average shares outstanding.

(2)	Restated for the 1,380 to 29,748,130 stock split, effective March 3, 2005.

13.	Supplemental Guarantor Information

On April 24, 2006, the Company sold and issued to eligible purchasers $300 million aggregate principal amount of its 7 1/2% senior notes due 2013. The Notes are jointly and severally guaranteed on a senior unsecured basis by the Company’s existing and future domestic subsidiaries (“Subsidiary Guarantors”). In the future, the guarantees may be released or terminated under certain circumstances. Each subsidiary guarantee ranks senior in right of payment to any future subordinated indebtedness of the guarantor subsidiary, ranks equally in right of payment to all existing and future senior unsecured indebtedness of the guarantor subsidiary and effectively subordinate to all existing and future secured indebtedness of the guarantor subsidiary, including its guarantees of indebtedness under the Company’s credit facility, to the extent of the collateral securing such indebtedness.

Guarantors Mariner LP, LLC and Mariner Energy Texas LP were formed on December 29, 2004, did not commence operations prior to January 1, 2005 and did not have material operations in 2005. The net equity of these guarantors was $0 as of December 31, 2005 and 2004, therefore, condensed consolidating statements of operations, condensed consolidating balance sheets and condensed consolidating statement of cash flows is not presented.

35,615,400 Shares
of
Common Stock
Prospectus
November  , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth estimates of all expenses payable by the registrant in connection with the sale of common stock being registered. The selling stockholders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

SEC registration fee	$60,000
NASD filing fee	50,000
Listing fee	5,000
Legal fees and expenses	970,000
Printer fees	247,000
Transfer agent fees	18,000
Blue sky fees and expenses	19,000
Accounting fees and expenses	365,000
Miscellaneous	170,000

Total	$1,904,000

Item 14.  Indemnification of Officers and Directors.

Our second amended and restated certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (3) under section 174 of the Delaware General Corporate Law (“DGCL”) for unlawful payment of dividends or improper redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our charter, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Our charter also contains indemnification rights for our directors and our officers. Specifically, the charter provides that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We have entered into written indemnification agreements with our directors and executive officers. Under these agreements if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The registration rights agreement and purchase/placement agent agreement we entered into in connection with our earlier financings provide for the indemnification by the investors in those financings of our officers and directors for certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the last three years, we have sold and issued the following unregistered securities:

1. On March 11, 2005, we issued 16,350,000 shares of our common stock in consideration of $212,877,000 before expenses to qualified institutional buyers, non-U.S. persons and accredited investors in transactions exempt from registration under Section 4(2) of the Securities Act. We paid Friedman, Billings, Ramsey & Co., Inc., who acted as placement agent in this transaction, $16,023,000 in discounts and placement fees. A selling stockholder in the offering paid an additional $10,035,200 in discounts and placement fees to Friedman, Billings, Ramsey & Co., Inc.

2. On March 11, 2005, we issued 2,267,270 shares of restricted common stock to employees pursuant to our Equity Participation Plan. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to Rule 701.

3. We issued options to purchase 787,360, 1,200, 5,400, 5,000 9,000 and 1,040 shares of our common stock to employees and directors pursuant to our Stock Incentive Plan on March 11, 2005, May 16, 2005, July 18, 2005, July 25, 2005, August 11, 2005 and September 19, 2005, respectively. The issue of those options was exempt from the registration requirements of the Securities Act pursuant to Rule 701.

4. On March 2, 2004, we issued 29,748,130 shares of our common stock in connection with a merger of our former parent, Mariner Energy LLC, into MEI Acquisitions Holdings, LLC. The issue of those shares was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit
Number		Description of Document

2	.1*	Agreement and Plan of Merger dated as of September 9, 2005 among Forest Oil Corporation, SML Wellhead Corporation, Mariner Energy, Inc. and MEI Sub, Inc.
2	.2*	Letter Agreement dated as of February 3, 2006 among Forest Oil Corporation, Forest Energy Resources, Inc., Mariner Energy, Inc., and MEI Sub, Inc. amending the transaction agreements.
2	.3**	Letter Agreement, dated as of February 28, 2006, among Forest Oil Corporation, Forest Energy Resources, Inc., Mariner Energy, Inc. and MEI Sub, Inc. amending the transaction agreements (incorporated by reference to Exhibit 2.1 to Mariner’s Form 8-K filed March 3, 2006).
2	.4**	Letter Agreement, dated April 12, 2006, among Forest Oil Corporation, Mariner Energy Resources, Inc. and Mariner Energy, Inc. amending the transaction agreements (incorporated by reference to Exhibit 2.1 to Mariner’s Form 8-K filed on April 13, 2006).
3	.1**	Second Amended and Restated Certificate of Incorporation of Mariner Energy, Inc., as amended (incorporated by reference to Exhibit 3.1 to Mariner’s Registration Statement on Form S-8 (File No. 333-132800) filed on March 29, 2006).

Exhibit
Number		Description of Document

3	.2**	Fourth Amended and Restated Bylaws of Mariner Energy, Inc. (incorporated by reference to Exhibit 3.2 to Mariner’s Registration Statement on Form S-4 (File No. 333-129096) filed on October 18, 2005).
4	.1*	Registration Rights Agreement among Mariner Energy, Inc. and each of the investors identified therein, dated March 11, 2005.
4	.2*	Specimen Common Stock Certificate.
4	.3**	Indenture, dated as of April 24, 2006, among Mariner Energy, Inc., the guarantors party thereto and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Mariner’s Form 8-K filed on April 25, 2006).
4	.4**	Exchange and Registration Rights Agreement, dated as of April 24, 2006, among Mariner Energy, Inc., the guarantors party thereto and the initial purchasers party thereto (incorporated by reference to Exhibit 4.2 to Mariner’s Form 8-K filed on April 25, 2006).
5	.1*	Opinion of Baker Botts L.L.P. regarding legality of securities being issued.
10	.1**	Amended and Restated Credit Agreement, dated as March 2, 2006, among Mariner Energy, Inc. and Mariner Energy Resources, Inc., as Borrowers, the Lenders Party thereto from time to time, as Lenders, and Union Bank of California, N.A., as Administrative Agent and Issuing Lender (incorporated by reference to Exhibit 4.1 to Mariner’s Form 8-K filed on March 3, 2006).
10	.2*	Form of Indemnification Agreement between Mariner Energy, Inc. and each of its directors and officers.
10	.3**	Mariner Energy, Inc. Amended and Restated Stock Incentive Plan, effective as of March 2 , 2006 (incorporated by reference to Exhibit 10.7 to Mariner’s Registration Statement on Form S-4 (File No. 333-129096) filed on October 18, 2005).
10	.4*	Form of Non-Qualified Stock Option Agreement, Mariner Energy, Inc. Stock Incentive Plan for employees without employment agreements.
10	.5*	Form of Non-Qualified Stock Option Agreement, Mariner Energy, Inc. Stock Incentive Plan for employees with employment agreements.
10	.6*	Mariner Energy, Inc. Equity Participation Plan, effective March 11, 2005.
10	.7*	Form of Restricted Stock Agreement, Mariner Energy, Inc. Equity Participation Plan for employees with employment agreements.
10	.8*	Form of Restricted Stock Agreement, Mariner Energy, Inc. Equity Participation Plan for employees without employment agreements.
10	.9*	Employment Agreement by and between Mariner Energy, Inc. and Scott D. Josey, dated February 7, 2005.
10	.10*	Employment Agreement by and between Mariner Energy, Inc. and Dalton F. Polasek, dated February 7, 2005.
10	.11*	Employment Agreement by and between Mariner Energy, Inc. and Michiel C. van den Bold, dated February 7, 2005.
10	.12*	Employment Agreement by and between Mariner Energy, Inc. and Judd Hansen, dated February 7, 2005.
10	.13*	Employment Agreement by and between Mariner Energy, Inc. and Teresa Bushman, dated February 7, 2005.
10	.14**	Form of Nonstatutory Stock Option Agreement for certain employees of Mariner Energy, Inc. or Mariner Energy Resources, Inc. who formerly held unvested options issued by Forest Oil Corporation (incorporated by reference to Exhibit 4.1 to Mariner’s Registration Statement on Form S-8 (File No. 333-132800) filed on March 29, 2006).
10	.15*	Employment Agreement by and between Mariner Energy, Inc. and Ricky G. Lester, dated February 7, 2005.
10	.16**	First Amendment to Mariner Energy, Inc. Amended and Restated Stock Incentive Plan, effective as of March 16, 2006 (incorporated by reference to Exhibit 10.21 to Mariner’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 31, 2006).

Exhibit
Number		Description of Document

10	.17**	First Amendment to Mariner Energy, Inc. Equity Participation Plan, effective as of March 16, 2006 (incorporated by reference to Exhibit 10.22 to Mariner’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 31, 2006).
10	.18**	Amendment No. 1 and Consent, dated as of April 7, 2006, among Mariner Energy, Inc. and Mariner Energy Resources, Inc., as Borrowers, the Lenders party thereto, and Union Bank of California, N.A., as Administrative Agent for such Lenders and as Issuing Lender for such Lenders (incorporated by reference to Exhibit 4.1 to Mariner’s Form 8-K filed on April 13, 2006).
10	.19**	Purchase Agreement, dated as of April 19, 2006, among Mariner Energy, Inc., Mariner LP LLC, Mariner Energy Resources, Inc., Mariner Energy Texas LP and the initial purchasers party thereto (incorporated by reference to Exhibit 10.1 to Mariner’s Form 8-K filed on April 25, 2006).
10	.20**	Form of Restricted Stock Agreement (directors) under Mariner Energy, Inc. Amended and Restated Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to Mariner’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006 filed on May 12, 2006).
10	.21**	Form of Restricted Stock Agreement (employee with employment agreement) under Mariner Energy, Inc. Amended and Restated Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.5 to Mariner’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006 filed on May 12, 2006).
10	.22**	Form of Restricted Stock Agreement (employee without employment agreement) under Mariner Energy, Inc. Amended and Restated Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.6 to Mariner’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006 filed on May 12, 2006).
10	.23**	Amendment to Employment Agreement by and between Mariner Energy, Inc. and Michiel C. van den Bold, dated as of June 8, 2006 (incorporated by reference to Exhibit 10.1 to Mariner’s current report on Form 8-K filed on June 9, 2006).
10	.24**	Second Amended and Restated Employment Agreement by and among Mariner Energy, Inc., Mariner Energy Resources, Inc. and Judd Hansen, dated June 8, 2006 (incorporated by reference to Exhibit 10.2 to Mariner’s current report on Form 8-K filed on June 9, 2006).
10	.25**	Amendment to Employment Agreement by and between Mariner Energy, Inc. and Teresa G. Bushman, dated as of June 8, 2006 (incorporated by reference to Exhibit 10.3 to Mariner’s current report on Form 8-K filed on June 9, 2006).
10	.26**	Consulting Agreement between Mariner Energy, Inc. and Ricky G. Lester, dated effective August 16, 2006 (incorporated by reference to Exhibit 10.1 to Mariner’s current report on Form 8-K filed on August 17, 2006).
10	.27**	Amendment No. 2, dated as of October 13, 2006, among Mariner Energy, Inc. and Mariner Energy Resources, Inc., as Borrowers, the Lenders party thereto, and Union Bank of California, N.A., as Administrative Agent for such Lenders and as Issuing Lender for such Lenders (incorporated by reference to Exhibit 4.1 to Mariner’s current report on Form 8-K filed on October 18, 2006).
10	.28**	Employment Agreement, by and between Mariner Energy, Inc. and John H. Karnes, dated as of October 16, 2006 (incorporated by reference to Exhibit 10.1 to Mariner’s current report on Form 8-K filed on October 18, 2006).
21	*	List of subsidiaries (incorporated by reference to Exhibit 21 to Mariner’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 31, 2006).
23.1		Consent of Deloitte & Touche LLP.
23.2		Consent of KPMG LLP.
23	.3*	Consent of Ryder Scott Company, L.P.
23	.4*	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
24	*	Power of Attorney.

*	Previously filed.

**	Incorporated by reference as indicated.

Item 17.  Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, That paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933, as amended;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities

Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 9, 2006.

Mariner Energy, Inc.

By:
/s/  Scott D. Josey

Name: Scott D. Josey

Title:	Chairman of the Board, Chief Executive
Officer and President

Signature		Title

/s/ Scott D. Josey Scott D. Josey		Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer), and Director

/s/ John H. Karnes John H. Karnes		Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

* Bernard Aronson		Director

* Alan R. Crain, Jr.		Director

* Jonathan Ginns		Director

* John F. Greene		Director

* H. Clayton Peterson		Director

* John L. Schwager		Director

*By:	/s/ Scott D. Josey Attorney-in-fact

INDEX TO EXHIBITS

Exhibit		Description of
Number		Document

2	.1*	Agreement and Plan of Merger dated as of September 9, 2005 among Forest Oil Corporation, SML Wellhead Corporation, Mariner Energy, Inc. and MEI Sub, Inc.
2	.2*	Letter Agreement dated as of February 3, 2006 among Forest Oil Corporation, Forest Energy Resources, Inc., Mariner Energy, Inc., and MEI Sub, Inc. amending the transaction agreements.
2	.3**	Letter Agreement, dated as of February 28, 2006, among Forest Oil Corporation, Forest Energy Resources, Inc., Mariner Energy, Inc. and MEI Sub, Inc. amending the transaction agreements (incorporated by reference to Exhibit 2.1 to Mariner’s Form 8-K filed March 3, 2006).
2	.4**	Letter Agreement, dated April 12, 2006, among Forest Oil Corporation, Mariner Energy Resources, Inc. and Mariner Energy, Inc. amending the transaction agreements (incorporated by reference to Exhibit 2.1 to Mariner’s Form 8-K filed on April 13, 2006).
3	.1**	Second Amended and Restated Certificate of Incorporation of Mariner Energy, Inc., as amended (incorporated by reference to Exhibit 3.1 to Mariner’s Registration Statement on Form S-8 (File No. 333-132800) filed on March 29, 2006).
3	.2**	Fourth Amended and Restated Bylaws of Mariner Energy, Inc. (incorporated by reference to Exhibit 3.2 to Mariner’s Registration Statement on Form S-4 (File No. 333-129096) filed on October 18, 2005).
4	.1*	Registration Rights Agreement among Mariner Energy, Inc. and each of the investors identified therein, dated March 11, 2005.
4	.2*	Specimen Common Stock Certificate.
4	.3**	Indenture, dated as of April 24, 2006, among Mariner Energy, Inc., the guarantors party thereto and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Mariner’s Form 8-K filed on April 25, 2006).
4	.4**	Exchange and Registration Rights Agreement, dated as of April 24, 2006, among Mariner Energy, Inc., the guarantors party thereto and the initial purchasers party thereto (incorporated by reference to Exhibit 4.2 to Mariner’s Form 8-K filed on April 25, 2006).
5	.1*	Opinion of Baker Botts L.L.P. regarding legality of securities being issued.
10	.1**	Amended and Restated Credit Agreement, dated as March 2, 2006, among Mariner Energy, Inc. and Mariner Energy Resources, Inc., as Borrowers, the Lenders Party thereto from time to time, as Lenders, and Union Bank of California, N.A., as Administrative Agent and Issuing Lender (incorporated by reference to Exhibit 4.1 to Mariner’s Form 8-K filed on March 3, 2006).
10	.2*	Form of Indemnification Agreement between Mariner Energy, Inc. and each of its directors and officers.
10	.3**	Mariner Energy, Inc. Amended and Restated Stock Incentive Plan, effective as of March 2 , 2006 (incorporated by reference to Exhibit 10.7 to Mariner’s Registration Statement on Form S-4 (File No. 333-129096) filed on October 18, 2005).
10	.4*	Form of Non-Qualified Stock Option Agreement, Mariner Energy, Inc. Stock Incentive Plan for employees without employment agreements.
10	.5*	Form of Non-Qualified Stock Option Agreement, Mariner Energy, Inc. Stock Incentive Plan for employees with employment agreements.
10	.6*	Mariner Energy, Inc. Equity Participation Plan, effective March 11, 2005.
10	.7*	Form of Restricted Stock Agreement, Mariner Energy, Inc. Equity Participation Plan for employees with employment agreements.
10	.8*	Form of Restricted Stock Agreement, Mariner Energy, Inc. Equity Participation Plan for employees without employment agreements.

Exhibit		Description of
Number		Document

10	.9*	Employment Agreement by and between Mariner Energy, Inc. and Scott D. Josey, dated February 7, 2005.
10	.10*	Employment Agreement by and between Mariner Energy, Inc. and Dalton F. Polasek, dated February 7, 2005.
10	.11*	Employment Agreement by and between Mariner Energy, Inc. and Michiel C. van den Bold, dated February 7, 2005.
10	.12*	Employment Agreement by and between Mariner Energy, Inc. and Judd Hansen, dated February 7, 2005.
10	.13*	Employment Agreement by and between Mariner Energy, Inc. and Teresa Bushman, dated February 7, 2005.
10	.14**	Form of Nonstatutory Stock Option Agreement for certain employees of Mariner Energy, Inc. or Mariner Energy Resources, Inc. who formerly held unvested options issued by Forest Oil Corporation (incorporated by reference to Exhibit 4.1 to Mariner’s Registration Statement on Form S-8 (File No. 333-132800) filed on March 29, 2006).
10	.15*	Employment Agreement by and between Mariner Energy, Inc. and Ricky G. Lester, dated February 7, 2005.
10	.16**	First Amendment to Mariner Energy, Inc. Amended and Restated Stock Incentive Plan, effective as of March 16, 2006 (incorporated by reference to Exhibit 10.21 to Mariner’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 31, 2006).
10	.17**	First Amendment to Mariner Energy, Inc. Equity Participation Plan, effective as of March 16, 2006 (incorporated by reference to Exhibit 10.22 to Mariner’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 31, 2006).
10	.18**	Amendment No. 1 and Consent, dated as of April 7, 2006, among Mariner Energy, Inc. and Mariner Energy Resources, Inc., as Borrowers, the Lenders party thereto, and Union Bank of California, N.A., as Administrative Agent for such Lenders and as Issuing Lender for such Lenders (incorporated by reference to Exhibit 4.1 to Mariner’s Form 8-K filed on April 13, 2006).
10	.19**	Purchase Agreement, dated as of April 19, 2006, among Mariner Energy, Inc., Mariner LP LLC, Mariner Energy Resources, Inc., Mariner Energy Texas LP and the initial purchasers party thereto (incorporated by reference to Exhibit 10.1 to Mariner’s Form 8-K filed on April 25, 2006).
10	.20**	Form of Restricted Stock Agreement (directors) under Mariner Energy, Inc. Amended and Restated Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to Mariner’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006 filed on May 12, 2006).
10	.21**	Form of Restricted Stock Agreement (employee with employment agreement) under Mariner Energy, Inc. Amended and Restated Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.5 to Mariner’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006 filed on May 12, 2006).
10	.22**	Form of Restricted Stock Agreement (employee without employment agreement) under Mariner Energy, Inc. Amended and Restated Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.6 to Mariner’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006 filed on May 12, 2006).
10	.23**	Amendment to Employment Agreement by and between Mariner Energy, Inc. and Michiel C. van den Bold, dated as of June 8, 2006 (incorporated by reference to Exhibit 10.1 to Mariner’s current report on Form 8-K filed on June 9, 2006).
10	.24**	Second Amended and Restated Employment Agreement by and among Mariner Energy, Inc., Mariner Energy Resources, Inc. and Judd Hansen, dated June 8, 2006 (incorporated by reference to Exhibit 10.2 to Mariner’s current report on Form 8-K filed on June 9, 2006).

Exhibit		Description of
Number		Document

10	.25**	Amendment to Employment Agreement by and between Mariner Energy, Inc. and Teresa G. Bushman, dated as of June 8, 2006 (incorporated by reference to Exhibit 10.3 to Mariner’s current report on Form 8-K filed on June 9, 2006).
10	.26**	Consulting Agreement between Mariner Energy, Inc. and Ricky G. Lester, dated effective August 16, 2006 (incorporated by reference to Exhibit 10.1 to Mariner’s current report on Form 8-K filed on August 17, 2006).
10	.27**	Amendment No. 2, dated as of October 13, 2006, among Mariner Energy, Inc. and Mariner Energy Resources, Inc., as Borrowers, the Lenders party thereto, and Union Bank of California, N.A., as Administrative Agent for such Lenders and as Issuing Lender for such Lenders (incorporated by reference to Exhibit 4.1 to Mariner’s current report on Form 8-K filed on October 18, 2006).
10	.28**	Employment Agreement, by and between Mariner Energy, Inc. and John H. Karnes, dated as of October 16, 2006 (incorporated by reference to Exhibit 10.1 to Mariner’s current report on Form 8-K filed on October 18, 2006).
21	*	List of subsidiaries (incorporated by reference to Exhibit 21 to Mariner’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 31, 2006).
23.1		Consent of Deloitte & Touche LLP.
23.2		Consent of KPMG LLP.
23	.3*	Consent of Ryder Scott Company, L.P.
23	.4*	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
24	*	Power of Attorney.

*	Previously filed.

**	Incorporated by reference as indicated.